SUBJECT TO COMPLETION, DATED _____, 2014

P R E L I M I N A R Y   P R O S P E C T U S



Höegh LNG Partners LP

9,600,000 Common Units
Representing Limited Partner Interests
$ per common unit

This is the initial public offering of our common units. We are selling 9,600,000 common units in this offering. Prior to this offering, there has been no public market for our common units. We anticipate that the initial public offering price will be between $19.00 and $21.00 per common unit. To the extent the underwriters sell more than 9,600,000 common units in this offering, the underwriters have an option to purchase up to 1,440,000 additional common units.

We are a Marshall Islands limited partnership formed to own, operate and acquire floating storage and regasification units ("FSRUs"), liquefied natural gas ("LNG") carriers and other LNG infrastructure assets under long-term charters. At the closing of this offering, interests in our initial fleet of FSRUs will be contributed to us by Höegh LNG Holdings Ltd., a leading floating LNG service provider. Although we are organized as a limited partnership, we have elected to be treated as a corporation solely for U.S. federal income tax purposes. We have applied to list our common units on the New York Stock Exchange, under the symbol "HMLP."

We are an "emerging growth company," and we are eligible for reduced reporting requirements. See "Summary—Implications of Being an Emerging Growth Company." Investing in our common units involves risks. Please read "Risk Factors" beginning on page 24.

These risks include the following:

- Our initial fleet consists of only three vessels. Any limitation on the availability or operation of those vessels could have a material adverse effect on our business, financial condition and results of operations.
- We currently derive all of our revenue from two customers, and the loss of either of these customers would result in a significant loss of revenues and cash flow.
- We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses to enable us to pay the minimum quarterly distribution on our units.
- We will be required to make substantial capital expenditures to maintain and expand our fleet, which will reduce our cash available for distribution.
- We depend on Höegh LNG Holdings Ltd. and its subsidiaries for the management of our fleet and to assist us in operating and expanding our business.
- Unitholders have limited voting rights, and our partnership agreement restricts the voting rights of unitholders who own more than 4.9% of our common units.
- Our general partner and its affiliates own a significant interest in us and have conflicts of interest and limited duties to us and our unitholders, which may permit them to favor their own interests to your detriment.
- Our general partner has a limited call right that may require you to sell your common units at an undesirable time or price.
- You will experience immediate and substantial dilution of $10.71 per common unit.
- U.S. tax authorities could treat us as a "passive foreign investment company," which would have adverse U.S. federal income tax consequences to U.S. unitholders.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Common Unit	Total
Public Offering Price	$	$
Underwriting Discount(1)	$	$
Proceeds to Höegh LNG Partners LP (before expenses)	$	$

(1)   Excludes an aggregate structuring fee of $ (0.5% of the offering proceeds) payable to Citigroup Global Markets Inc. See "Underwriting."

The underwriters expect to deliver the common units to purchasers on or about   , 2014 through the book-entry facilities of The Depository Trust Company.

Citigroup   BofA Merrill Lynch   Morgan Stanley
Barclays   UBS Investment Bank

, 2014

SUMMARY

This summary highlights information contained elsewhere in this prospectus. Unless we otherwise specify, all references to information and data in this prospectus about our business and fleet refer to our business and interests in our initial fleet of FSRUs that will be contributed to us upon the closing of this offering. Prior to the closing of this offering, we will not own interests in any vessels. You should read the entire prospectus carefully, including the historical combined carve-out financial statements of our predecessor and the notes to those financial statements. The information presented in this prospectus assumes, unless otherwise noted, (1) an initial public offering price of $20.00 per common unit (the midpoint of the price range set forth on the cover page of this prospectus) and (2) that the underwriters do not exercise their option to purchase additional common units. You should read "Risk Factors" for more information about important risks that you should consider carefully before buying our common units. Unless otherwise indicated, all references to "dollars" and "$" in this prospectus are to, and amounts are presented in, U.S. Dollars.

References in this prospectus to "Höegh LNG Partners," "we," "our," "us" and "the Partnership" or similar terms when used in a historical context refer to Höegh LNG Holdings Ltd. and its vessels and the subsidiaries that hold interests in the vessels in our initial fleet. When used in the present tense or prospectively, those terms refer to Höegh LNG Partners LP or any one or more of its subsidiaries, or to all such entities unless the context otherwise indicates. Unless the context requires otherwise, references in this prospectus to our or the "joint ventures" refer to the joint ventures that own two of the vessels in our initial fleet (the GDF Suez Neptune and the GDF Suez Cape Ann). Please read "—Summary Historical Financial and Operating Data" beginning on page 19 for an overview of our predecessor's and our joint ventures' operating results and financial position.

References in this prospectus to "our general partner" refer to Höegh LNG GP LLC, the general partner of Höegh LNG Partners. References in this prospectus to "our operating company" refer to Höegh LNG Partners Operating LLC, a wholly owned subsidiary of the Partnership. References in this prospectus to "Höegh UK" refer to Hoegh LNG Services Ltd, a wholly owned subsidiary of our operating company. References in this prospectus to "Höegh Lampung" refer to Hoegh LNG Lampung Pte Ltd., a wholly owned subsidiary of our operating company. References in this prospectus to "Höegh LNG" refer, depending on the context, to Höegh LNG Holdings Ltd. and to any one or more of its direct and indirect subsidiaries, other than us. References in this prospectus to "Höegh LNG Management" refer to Höegh LNG Fleet Management AS, a wholly owned subsidiary of Höegh LNG. References in this prospectus to "Höegh Maritime Management" refer to Hoegh LNG Maritime Management Pte. Ltd., a wholly owned subsidiary of Höegh LNG. References in this prospectus to "Höegh Norway" refer to Höegh LNG AS, a wholly owned subsidiary of Höegh LNG. References in this prospectus to "Höegh Asia" refer to Hoegh LNG Asia Pte. Ltd., a wholly owned subsidiary of Höegh LNG. References in this prospectus to "Höegh Shipping" refer to Hoegh LNG Shipping Services Pte Ltd, a wholly owned subsidiary of Höegh LNG. References in this prospectus to "Leif Höegh UK" refer to Leif Höegh (U.K.) Limited, a wholly owned subsidiary of Höegh LNG. References in this prospectus to "PT Hoegh" refer to PT Hoegh LNG Lampung, the owner of the PGN FSRU Lampung. References in this prospectus to "GDF Suez" refer to GDF Suez LNG Supply SA, a subsidiary of GDF Suez S.A. References in this prospectus to "PGN" refer to PT PGN LNG Indonesia, a subsidiary of PT Perusahaan Gas Negara (Persero) Tbk.

Höegh LNG Partners LP

Overview

We are a growth-oriented limited partnership formed by Höegh LNG Holdings Ltd. (Oslo Børs symbol: HLNG), a leading floating LNG service provider, to own, operate and acquire floating storage and regasification units ("FSRUs"), LNG carriers and other LNG infrastructure assets under long-term charters, which we define as charters of five or more years. At the closing of this offering, interests in our initial fleet of FSRUs will be contributed to us by Höegh LNG.

Formation Transactions

We were formed on April 28, 2014 as a Marshall Islands limited partnership to own, operate and acquire FSRUs, LNG carriers and other LNG infrastructure assets under long-term charters. Prior to the closing of this offering, we will not own any vessels or other assets.

Prior to the closing of this offering, we and Höegh LNG will enter into transactions by which, among other things, Höegh LNG will contribute to us all of its equity interests and loans and promissory notes due to it and affiliates in each of the entities owning the *GDF Suez Neptune*, the *GDF Suez Cape Ann* and the *PGN FSRU Lampung*.

At or prior to the closing of this offering, the following transactions will occur:

• we will issue to Höegh LNG 3,556,060 common units and all of our subordinated units, representing an aggregate 63.5% limited partner interest in us, and all of our incentive distribution rights, which will entitle Höegh LNG to increasing percentages of the cash we distribute in excess of $0.388125 per unit per quarter;

• we will issue to Höegh LNG GP LLC, a wholly owned subsidiary of Höegh LNG, a non-economic general partner interest in us;

• we will sell 9,600,000 common units to the public in this offering, representing a 36.5% limited partner interest in us; and

• we will apply the net proceeds of the offering as follows: (i) up to $140 million to make a loan to Höegh LNG in exchange for a note bearing interest at a rate of 5.88% per annum, which is repayable on demand or which we can elect to utilize as part of the purchase consideration in the event we purchase all or a portion of Höegh LNG's interests in the *Independence*, (ii) $20 million for general partnership purposes and (iii) the remainder to make a cash distribution to Höegh LNG.

In addition, at or prior to the closing of this offering:

• the shareholder loans made by Höegh LNG to each of our joint ventures, in part to finance the operations of such joint ventures, will be transferred to our operating company. As of July 17, 2014, our 50.0% share of the outstanding balance of the shareholder loans was $21.2 million. For a description of the shareholder loans, please read "Management's Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources—Borrowing Activities—Loans and Promissory Notes Due to Owners and Affiliates" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Borrowing Activities—Joint Ventures Debt—Loans Due to Owners (Shareholder Loans)."

• the receivable for the $40 million promissory note due to Höegh LNG as well as accrued interest on other promissory notes relating to Höegh Lampung will be transferred from Höegh LNG to our operating company. As of July 17, 2014, the sum of the outstanding balance of the promissory note and the aggregate amount of accrued interest was $45.7 million.

• we will enter into a new $85 million revolving credit facility with Höegh LNG, which we refer to as the sponsor credit facility and which will be undrawn at the closing of this offering;

• we will enter into an omnibus agreement with Höegh LNG, our general partner, and our operating company governing, among other things:

  • to what extent we and Höegh LNG may compete with each other;

  • our right to purchase from Höegh LNG all or a portion of its interests in an additional newbuilding FSRU, the *Independence*, within 24 months after acceptance of such vessel by her charterer, subject to reaching an agreement with Höegh LNG regarding the purchase price and other terms in accordance with the provisions of the omnibus agreement and any rights ABKN has under the related time charter, which option we may exercise at one or more times during such 24-month period;

Simplified Organizational and Ownership Structure after This Offering

The following diagram depicts our simplified organizational and ownership structure after giving effect to the offering and related transactions described above, assuming no exercise of the underwriters' option to purchase additional common units:

	Number of Units	Percentage Ownership
Public Common Units(1)(2)	9,600,000	36.5%
Höegh LNG Common Units(1)	3,556,060	13.5
Höegh LNG Subordinated Units	13,156,060	50.0
	26,312,120	100.0%



(1) If the underwriters exercise any part of their option to purchase additional common units, the number of common units shown to be owned by Höegh LNG will be reduced by the number of common units purchased in connection with any such exercise and will be sold to the public instead of being issued to

Höegh LNG. Any such common units issued to Höegh LNG will be issued for no additional consideration. The exercise of the underwriters' option will not affect the total number of units outstanding. If the underwriters' option is exercised in full, then Höegh LNG would own 16.1% of the common units, and the public would own 83.9% of the common units.

(2) Includes up to 480,000 common units that may be purchased by certain of our directors, officers, employees and related persons pursuant to a directed unit program, as described in more detail in "Underwriting."

(3) Represents a 100% economic interest. Please read "Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—*PGN FSRU Lampung* Agreements."

Our Management

Our partnership agreement provides that our general partner will irrevocably delegate to our board of directors the authority to oversee and direct our operations, management and policies on an exclusive basis. Certain of our directors will also serve as directors of Höegh LNG or its affiliates. Our Chief Executive Officer and Chief Financial Officer, whose primary responsibility will be to our business, will be employed by one of our subsidiaries. Immediately prior to such employment, he was employed by a subsidiary of Höegh LNG, with his primary responsibility being preparation for this offering. In the future, he will work with Höegh LNG to develop opportunities for us. For example, our Chief Executive Officer and Chief Financial Officer may work to charter new vessels for Höegh LNG, which, pursuant to the omnibus agreement, we may have a right to purchase. For more information about these directors and officers, please read "Management—Directors and Executive Officers."

Our wholly owned subsidiary, Höegh UK, will provide certain administrative services to us. Höegh UK has entered into the Höegh Norway Administrative Services Agreement, pursuant to which Höegh Norway, which is wholly owned by Höegh LNG, will provide Höegh UK certain administrative services. Höegh UK will reimburse Höegh Norway for its reasonable costs and expenses incurred in connection with the provision of these services. We project that Höegh UK will reimburse Höegh Norway approximately $1.0 million in total under such administrative services agreement for the 12-month period ending September 30, 2015.

Our joint ventures are parties to ship management agreements with Höegh LNG Management, which is wholly owned by Höegh LNG, pursuant to which Höegh LNG Management provides technical and maritime management and crewing of the vessels. Furthermore, Höegh Norway is party to a sub-technical support agreement with Höegh LNG Management pursuant to which Höegh LNG Management provides technical support services with respect to the *PGN FSRU Lampung*. Pursuant to the ship management agreements and the sub-technical support agreement, our joint ventures and Höegh Norway, respectively, pay Höegh LNG Management fees for providing these services.

Our joint ventures are parties to commercial and administration management agreements with Höegh Norway pursuant to which Höegh Norway provides commercial and administrative services. The owner of the *PGN FSRU Lampung* is party to a technical information and services agreement with Höegh Norway, a master spare parts supply agreement with Höegh Asia and a master maintenance agreement with Höegh Shipping, pursuant to which Höegh Norway provides commercial, administration and support services.

Each of our joint ventures pays Höegh Norway an annual management fee equal to costs incurred plus 3% pursuant to their respective commercial and administration management agreement. In addition, each month, PT Hoegh pays Höegh Norway a fee for the provision of the technical information, including the intellectual property rights, and the services. The monthly fee includes a service fee, which consists of a pro rata payment of the estimated annual costs incurred by Höegh Norway under the technical information and services agreement plus a 5.0% fee on such payment, and a licensing fee. In addition, Höegh LNG Management is paid an annual management fee of approximately $672,000, $672,000 and $600,000 under the ship management agreements or sub-technical support agreement with each of SRV Joint Gas Ltd., SRV Joint Gas Two Ltd. and Höegh Norway,

The Offering

Common units offered to the public . . . .   9,600,000 common units.

11,040,000 common units if the underwriters exercise in full their option to purchase additional common units.

Units outstanding after this offering . . . .   13,156,060 common units and 13,156,060 subordinated units, representing a 50% and 50% limited partner interest in us, respectively. If the underwriters do not exercise their option to purchase additional common units, we will issue 1,440,000 common units to Höegh LNG upon the option's expiration for no additional consideration. Accordingly, the exercise of the underwriters' option will not affect the total number of common units outstanding. In addition, our general partner will own a non-economic general partner interest in us.

Use of proceeds . . . .   We intend to use the net proceeds from this offering (approximately $176.3 million, after deducting the underwriting discounts, structuring fees and estimated offering expenses payable by us) as follows: (i) up to $140 million to make a loan to Höegh LNG in exchange for a note bearing interest at a rate of 5.88% per annum, which is repayable on demand or which we can elect to utilize as part of the purchase consideration in the event we purchase all or a portion of Höegh LNG's interests in the *Independence*, (ii) $20 million for general partnership purposes and (iii) the remainder to make a cash distribution to Höegh LNG.

The net proceeds from any exercise of the underwriters' option to purchase additional common units (approximately $26.9 million, if exercised in full, after deducting underwriting discounts and structuring fees) will be used to make an additional cash distribution to Höegh LNG.

Cash distributions . . . .   We intend to make minimum quarterly distributions of $0.3375 per unit ($1.35 per unit on an annualized basis) to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner. In general, we will pay any cash distributions we make each quarter in the following manner:

- *first*, 100.0% to the holders of common units, until each common unit has received a minimum quarterly distribution of $0.3375 plus any arrearages from prior quarters;

- *second*, 100.0% to the holders of subordinated units, until each subordinated unit has received a minimum quarterly distribution of $0.3375; and

- *third*, 100.0% to all unitholders, until each unit has received an aggregate distribution of $0.388125.

Within 45 days after the end of each fiscal quarter (beginning with the quarter ending September 30, 2014), we will distribute all of our available cash to unitholders of record on the applicable record date. We will adjust the minimum quarterly distribution for the period from the closing of the offering through September 30, 2014 based on the actual length of the period. Our ability to pay our minimum quarterly distribution is subject to various restrictions and other factors described in more detail under the caption "Our Cash Distribution Policy and Restrictions on Distributions."

If cash distributions to our unitholders exceed $0.388125 per unit in a quarter, holders of our incentive distribution rights (initially, Höegh LNG) will receive increasing percentages, up to 50.0%, of the cash we distribute in excess of that amount. We refer to these distributions as "incentive distributions." We must distribute all of our cash on hand at the end of each quarter, less reserves established by our board of directors to provide for the proper conduct of our business, to comply with any applicable debt instruments or to provide funds for future distributions. We refer to this cash as "available cash," and we define its meaning in our partnership agreement. The amount of available cash may be greater than or less than the aggregate amount of the minimum quarterly distribution to be distributed on all units.

We believe, based on the estimates contained in and the assumptions listed under "Our Cash Distribution Policy and Restrictions on Distributions—Forecasted Cash Available for Distribution," that we will have sufficient cash available for distribution to enable us to pay the minimum quarterly distribution of $0.3375 on all of our common and subordinated units for each quarter through September 30, 2015. However, we do not have a legal obligation to pay quarterly distributions at our minimum quarterly distribution rate or at any other rate. There is no guarantee that we will distribute quarterly cash distributions to our unitholders in any quarter. Unanticipated events may occur that could adversely affect the actual results we achieve during the forecast period. Consequently, our actual results of operations, cash flows and financial condition during the forecast period may vary from the forecast, and such variations may be material. Prospective investors are cautioned to not place undue reliance on the forecast and should make their own independent assessment of our future results of operations, cash flows and financial condition.

Please read "Our Cash Distribution Policy and Restrictions on Distributions—Forecasted Cash Available for Distribution."

Subordinated units . . . .   Höegh LNG will initially own all of our subordinated units. The principal difference between our common units and subordinated units is that in any quarter during the subordination period the subordinated units are entitled to receive the minimum quarterly distribution of $0.3375 per unit only after the common units have received the minimum quarterly distribution and arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages. The subordination period generally will end if we have earned and paid at least $0.3375 on each outstanding common and subordinated unit for any three consecutive four-quarter periods ending on or after June 30, 2019.

For purposes of determining whether the subordination period will end, the three consecutive four-quarter periods for which the determination is being made may include one or more quarters with respect to which arrearages in the payment of the minimum quarterly distribution on the common units have accrued, provided that all such arrearages have been repaid prior to the end of each such four-quarter period.

The subordination period will also end upon the removal of our general partner other than for cause if units held by our general partner and its affiliates are not voted in favor of such removal.

When the subordination period ends, all subordinated units will convert into common units on a one-for-one basis, the common units will no longer be entitled to arrearages and the converted units will then participate pro rata with the other common units in distributions of available cash.

Please read "How We Make Cash Distributions—Subordination Period."

Höegh LNG's right to reset the target distribution levels .... Höegh LNG, as the initial holder of all of our incentive distribution rights, has the right, at a time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (50.0%) for each of the prior four consecutive fiscal quarters, to reset the initial cash target distribution levels at higher levels based on the distribution at the time of the exercise of the reset election. If Höegh LNG transfers all or a portion of the incentive distribution rights it holds in the future, then the holder or holders of a majority of our incentive distribution rights will be entitled to exercise this right. Following a reset election by Höegh LNG, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution per common unit for the two fiscal quarters immediately preceding the reset election (we refer to such amount as the "reset minimum quarterly distribution amount"), and the target distribution levels will be reset to correspondingly higher levels based on the same percentage increases above the reset minimum quarterly distribution amount as our current target distribution levels.

In connection with resetting these target distribution levels, Höegh LNG will be entitled to receive a number of common units equal to

You will have no right to elect our general partner on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 75% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. Upon consummation of this offering, Höegh LNG will own approximately 27.0% of our common units and all of our subordinated units, representing an aggregate 63.5% limited partner interest in us. If the underwriters' option to purchase additional common units is exercised in full, Höegh LNG will own approximately 16.1% of our common units and will own all of our subordinated units, representing an aggregate 58.0% limited partner interest in us. As a result, you will initially be unable to remove our general partner without its or Höegh LNG's consent, because Höegh LNG will own sufficient units upon completion of this offering to be able to prevent the general partner's removal. Please read "Our Partnership Agreement—Voting Rights."

Limited call right . . . . If at any time our general partner and its affiliates own more than 80.0% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all, but not less than all, of the remaining common units at a price equal to the greater of (x) the average of the daily closing prices of the common units over the 20 trading days preceding the date three days before the notice of exercise of the call right is first mailed and (y) the highest price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of this limited call right. Please read "Our Partnership Agreement—Limited Call Right."

U.S. federal income tax
  considerations . . . . Although we are organized as a limited partnership, we have elected to be treated as a corporation solely for U.S. federal income tax purposes. Consequently, all or a portion of the distributions you receive from us will constitute dividends for such purposes. The remaining portion of such distributions will be treated first as a non-taxable return of capital to the extent of your tax basis in your common units and, thereafter, as capital gain. We estimate that if you hold the common units that you purchase in this offering through the period ending December 31, 2016, the distributions you receive, on a cumulative basis, that will constitute dividends for U.S. federal income tax purposes will be approximately   % of the total cash distributions you receive during that period. Please read "Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—Ratio of Dividend Income to Distributions" for the basis of this estimate. Please also read "Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—U.S. Federal Taxation of Distributions" for a discussion relating to the taxation of dividends.

- the customer exercising its right to terminate the charter in certain circumstances, such as: (i) defaults of our or our joint ventures' obligations under the applicable charter, including prolonged periods of off-hire; (ii) with respect to the *GDF Suez Neptune* and the *GDF Suez Cape Ann*, in the event of war that would materially interrupt the performance of the time charter; or (iii) with respect to the *PGN FSRU Lampung*, in the event of specified types of force majeure;

- with respect to the *GDF Suez Neptune* and the *GDF Suez Cape Ann*, GDF Suez exercising its right to terminate the charter without cause at any time following the fourth and sixth years, respectively, of the charters' effectiveness, in which case GDF Suez will be obligated to pay the vessel owner a previously agreed upon termination fee based on the date such charter is terminated;

- the charter terminating automatically if the vessel is lost or deemed a constructive loss;

- with respect to the *PGN FSRU Lampung*, PGN exercising its option to purchase the vessel; or

- a prolonged force majeure event or a declaration of war in any location that materially interrupts the performance of the time charter.

Please read "Business—Vessel Time Charters—*GDF Suez Neptune* Time Charter—Termination" and "Business—Vessel Time Charters—*PGN FSRU Lampung* Time Charter—Termination." If any charter is terminated, we or our joint ventures, as applicable, may be unable to re-deploy the related vessel on terms as favorable as the current charters or at all. In addition, any termination fee payable to us may not adequately compensate us for the loss of the charter.

Any event, whether in our industry or otherwise, that adversely affects a customer's financial condition, leverage, results of operations, cash flows or demand for our services may adversely affect our ability to sustain or increase cash distributions to our unitholders. Accordingly, we are indirectly subject to the business risks of our customers, including their level of indebtedness and the economic conditions and government policies in their areas of operation.

The ability of each of our customers to perform its obligations under its applicable charter depends on its future financial condition and economic performance, which in turn will depend on prevailing economic conditions and financial, business and other factors, many of which are beyond its control.

We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses to enable us to pay the minimum quarterly distribution on our common units.

We may not have sufficient cash from operations to pay the minimum quarterly distribution of $0.3375 per unit on our common units. The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations. We generate cash from our operations and through distributions from our joint ventures, and as such our cash from operations are dependent on our operations and the cash distributions and operations of our joint ventures, each of which may fluctuate based on the risks described in this section, including, among other things:

- the hire rates we and our joint ventures obtain from charters;

- the level of operating costs and other expenses, such as the cost of crews and insurance;

- the continued availability of natural gas production, liquefaction and regasification facilities;

- demand for LNG;

- supply and capacities of FSRUs and LNG carriers;

- prevailing global and regional economic and political conditions;

- currency exchange rate fluctuations;

PGN has the option to purchase the PGN FSRU Lampung beginning in June 2018. If PGN exercises this option, it could have a material adverse effect on our operating cash flows and our ability to make cash distributions to our unitholders.

PGN has the option to purchase the *PGN FSRU Lampung* beginning in June 2018, at a price specified in the time charter. If PGN exercises this option, it would significantly reduce the size of our fleet, and we may be unable to identify or acquire suitable replacement vessel(s) with the proceeds of the option exercise because, among other things that are beyond our control, there may be no replacement vessel(s) that are readily available for purchase at a price that is equal to or less than the proceeds from the option exercise and on terms acceptable to us. Even if we find suitable replacement vessel(s), the hire rate(s) of such vessel(s) may be significantly lower than the hire rate under the current *PGN FSRU Lampung* time charter. Our inability to find suitable replacement vessel(s) or the chartering of replacement vessel(s) at lower hire rate(s) would have a material adverse effect on our results of operations, cash flows and ability to make cash distributions to our unitholders. Please read "Business—Vessel Time Charters—*PGN FSRU Lampung* Time Charter—Purchase Option."

Fluctuations in overall LNG supply and demand growth could adversely affect our ability to secure future long-term charters.

Demand for LNG depends on a number of factors, including economic growth, the cost effectiveness of LNG compared to alternative fuels, environmental policy and the perceived need to diversify fuel mix for energy security reasons. The cost effectiveness of LNG compared to alternative fuels is also dependent on supply. A change in any of the factors influencing LNG demand, or an imbalance between supply and demand, could adversely affect the need for LNG infrastructure and our ability to secure additional long-term charters.

Our growth depends on continued growth in demand for the services we provide.

Our growth strategy focuses on expansion in the floating storage and regasification sector and the maritime transportation sector, each within the LNG transportation, storage and regasification industry. The rate of LNG growth has fluctuated due to several reasons, including the global economic crisis and the continued increase in natural gas production from unconventional sources in regions such as North America. Accordingly, our growth depends on continued growth in world and regional demand for LNG, FSRUs, LNG carriers and other LNG infrastructure assets, which could be negatively affected by a number of factors, including:

- increases in the cost of LNG;

- increases in the production levels of low-cost natural gas in domestic, natural gas-consuming markets, which could further depress prices for natural gas in those markets and make LNG uneconomical;

- decreases in the cost, or increases in the demand for, conventional land-based regasification systems, which could occur if providers or users of regasification services seek greater economies of scale than FSRUs can provide or if the economic, regulatory or political challenges associated with land-based activities improve;

- decreases in the cost of alternative technologies or development of alternative technologies for vessel-based LNG regasification;

- increases in the production of natural gas in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-natural gas pipelines to natural gas pipelines in those markets;

- decreases in the consumption of natural gas due to increases in its price relative to other energy sources or other factors making consumption of natural gas less attractive;

- availability of new, alternative energy sources, including compressed natural gas; and

- negative global or regional economic or political conditions, particularly in LNG consuming regions, which could reduce energy consumption or its growth.

Reduced demand for LNG, FSRUs or LNG carriers would have a material adverse effect on our future growth and could harm our business, financial condition and results of operations.

Demand for FSRUs or LNG shipping could be significantly affected by volatile natural gas prices and the overall demand for natural gas.

Gas prices are volatile and affected by numerous factors beyond our control, including, but not limited to, the following:

- worldwide demand for natural gas;

- the cost of exploration, development, production, transportation and distribution of natural gas;

- expectations regarding future energy prices for both natural gas and other sources of energy;

- the level of worldwide LNG production and exports;

- government laws and regulations, including but not limited to environmental protection laws and regulations;

- local and international political, economic and weather conditions;

- political and military conflicts; and

- the availability and cost of alternative energy sources, including alternate sources of natural gas in gas importing and consuming countries.

Seasonality in demand, peak-load demand, and other short-term factors such as pipeline gas disruptions and maintenance schedules of utilities affect charters of less than two years and rates. In general, reduced demand for LNG, FSRUs or LNG carriers would have a material adverse effect on our future growth and could harm our business, results of operations and financial condition.

The debt levels of us and our joint ventures may limit our and their flexibility in obtaining additional financing, refinancing credit facilities upon maturity or pursuing other business opportunities or our paying distributions to you.

Upon completion of this offering and the related transactions, we estimate that our debt will be approximately $230.0 million and our joint ventures' debt will be approximately $566.9 million, of which 50% is our share. Following this offering, we will continue to have the ability to incur additional debt, and we will have the ability to borrow an additional $85 million under our sponsor credit facility, subject to certain limitations. If we acquire additional vessels or businesses, our consolidated debt may significantly increase. We may incur additional debt under this or future credit facilities. Our joint ventures' credit facilities will mature in 2022 and require an aggregate principal repayment of approximately $330 million. A portion of the credit facility secured by the *PGN FSRU Lampung* will mature in 2021 and require that an aggregate principal amount of $29.2 million be refinanced. If such principal repayment is not refinanced, the export credit tranche of the *PGN FSRU Lampung* financing that will have an outstanding balance of $74.4 million at this time may be accelerated together with the attendant hedges. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources."

Our level of debt could have important consequences to us, including the following:

- our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be limited or such financing may not be available on favorable terms;

- we will need a substantial portion of our cash flows to make principal and interest payments on our debt, reducing the funds that would otherwise be available for operations, future business opportunities and distributions to unitholders;

- our debt level will make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally;

LNG carriers operating under charters of less than five years. Also, pursuant to the omnibus agreement, we will agree not to acquire, own, operate or charter FSRUs and LNG carriers operating under charters of less than five years. Please read "Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement—Noncompetition."

Unitholders have limited voting rights, and our partnership agreement restricts the voting rights of the unitholders owning more than 4.9% of our common units.

Unlike the holders of common stock in a corporation, holders of common units have only limited voting rights on matters affecting our business. We will hold a meeting of the limited partners every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting. Common unitholders will be entitled to elect only four of the seven members of our board of directors. The elected directors will be elected on a staggered basis and will serve for four-year terms. Our general partner in its sole discretion will appoint the remaining three directors and set the terms for which those directors will serve. Our partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders' ability to influence the manner or direction of management. Unitholders will have no right to elect our general partner, and our general partner may not be removed except by a vote of the holders of at least 75% of the outstanding common and subordinated units, including any units owned by our general partner and its affiliates, voting together as a single class.

Our partnership agreement further restricts unitholders' voting rights by providing that if any person or group owns beneficially more than 4.9% of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to our board of directors), determining the presence of a quorum or for other similar purposes, unless required by law. The voting rights of any such unitholders in excess of 4.9% will effectively be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. Our general partner, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.

Our general partner and its other affiliates own a significant interest in us and have conflicts of interest and limited fiduciary and contractual duties, which may permit them to favor their own interests to your detriment.

Following this offering, Höegh LNG will own approximately 27.0% of our common units and all of our subordinated units, which represents an aggregate 63.5% limited partner interest in us, assuming no exercise of the underwriters' option to purchase additional common units, and will own and control our general partner. Certain of our directors will also serve as directors of Höegh LNG or its affiliates and, as such, they will have fiduciary duties to Höegh LNG that may cause them to pursue business strategies that disproportionately benefit Höegh LNG or its affiliates or which otherwise are not in the best interests of us or our unitholders.

Conflicts of interest may arise between Höegh LNG and its affiliates (including our general partner) on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner and its affiliates may favor their own interests over the interests of our unitholders. Please read "—Our partnership agreement limits our general partner's and our directors' fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner or our directors." These conflicts include, among others, the following situations:

- neither our partnership agreement nor any other agreement requires our general partner or Höegh LNG or its affiliates to pursue a business strategy that favors us or utilizes our assets, and Höegh LNG's officers and directors have a fiduciary duty to make decisions in the best interests of the shareholders of Höegh LNG, which may be contrary to our interests;

that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting us, our affiliates or our unitholders. Decisions made by our general partner will be made by its sole owner. Specifically, our general partner may decide to exercise its right to make a determination to receive common units in exchange for resetting the target distribution levels related to the incentive distribution rights, call right, pre-emptive rights or registration rights, consent or withhold consent to any merger or consolidation of the Partnership, appoint any directors or vote for the election of any director, vote or refrain from voting on amendments to our partnership agreement that require a vote of the outstanding units, voluntarily withdraw from the Partnership, transfer (to the extent permitted under our partnership agreement) or refrain from transferring its units, the general partner interest or incentive distribution rights or vote upon the dissolution of the Partnership;

- provides that our general partner and our directors are entitled to make other decisions in "good faith" if they reasonably believe that the decision is in our best interests;

- generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of our board of directors and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or be "fair and reasonable" to us and that, in determining whether a transaction or resolution is "fair and reasonable," our board of directors may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us; and

- provides that neither our general partner nor our officers or our directors will be liable for monetary damages to us, our limited partners or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or directors or its officers or directors or those other persons engaged in actual fraud or willful misconduct.

By purchasing a common unit, a common unitholder will be deemed to have agreed to become bound by the provisions of our partnership agreement, including the provisions discussed above. Please read "Conflicts of Interest and Fiduciary Duties—Fiduciary Duties."

Fees and expenses, which Höegh LNG will determine for services provided to us and our joint ventures, will be substantial, will be payable regardless of our profitability and will reduce our cash available for distribution to you.

Pursuant to the ship management agreements, our joint ventures will pay fees for services provided to them by Höegh LNG Management, and our joint ventures will reimburse Höegh LNG Management for all expenses they incur on our behalf. These fees and expenses will include all costs and expenses incurred in providing certain crewing and technical management services to our joint ventures. In addition, pursuant to a technical information and services agreement, we will reimburse Höegh Norway for expenses Höegh Norway incurs pursuant to the technical support agreement that it is party to with Höegh LNG Management.

We expect the amount of the fees and expenses pursuant to the ship management agreements to be approximately $7.7 million for the 12-month period ending September 30, 2015 for our 50% share of the joint venture expenses, and the fees and expenses pursuant to the sub-technical support agreement to be approximately $7.0 million for the 12-month period ending September 30, 2015.

In addition, pursuant to an administrative services agreement among us, our operating company and Höegh UK, Höegh UK will provide us and our operating company with certain administrative, financial and other support services. We will reimburse Höegh UK for its reasonable costs and expenses incurred in connection with the provision of these services. In addition, we will pay Höegh UK a service fee equal to 5.0% of its costs and expenses incurred in connection with providing services to us. We expect that we will pay Höegh UK approximately $1.85 million in total under such administrative services agreement for the 12-month period ending September 30, 2015.

Pursuant to the above-mentioned administrative services agreement, Höegh UK is permitted to subcontract to Höegh Norway certain administrative services provided to us pursuant to an administrative services agreement with Höegh Norway. Höegh UK will reimburse Höegh Norway for its reasonable costs and expenses incurred in connection with the provision of these services.

For a description of the ship management agreements, the sub-technical support agreement and the administrative services agreements, please read "Certain Relationships and Related Party Transactions." The fees and expenses payable pursuant to the ship management agreements, the technical support agreement and the Administrative Services Agreements will be payable without regard to our financial condition or results of operations. The payment of fees to and the reimbursement of expenses of Höegh LNG Management, Höegh UK and Höegh Norway could adversely affect our ability to pay cash distributions to you.

Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our general partner, and even if public unitholders are dissatisfied, they will be unable to remove our general partner without Höegh LNG's consent, unless Höegh LNG's ownership interest in us is decreased, all of which could diminish the trading price of our common units.

Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our general partner.

- The unitholders will be unable initially to remove our general partner without its consent because our general partner and its affiliates will own sufficient units upon completion of this offering to be able to prevent its removal. The vote of the holders of at least 75% of all outstanding common and subordinated units voting together as a single class is required to remove the general partner. Following the closing of this offering, Höegh LNG will own approximately 63.5% of the outstanding common and subordinated units, assuming no exercise of the underwriters' option to purchase additional common units. Additionally, during the term of the SRV Joint Gas shareholders' agreement, Höegh LNG has agreed to continue to own common units and subordinated units representing a greater than 25% limited partner interest in us in the aggregate.

- If our general partner is removed without "cause" during the subordination period and units held by our general partner and its affiliates are not voted in favor of that removal, all remaining subordinated units will automatically convert into common units, any existing arrearages on the common units will be extinguished, and Höegh LNG will have the right to convert its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests at the time. A removal of our general partner under these circumstances would adversely affect the common units by prematurely eliminating their distribution and liquidation preference over the subordinated units, which would otherwise have continued until we had met certain distribution and performance tests. Any conversion of the incentive distribution rights would be dilutive to existing unitholders. Furthermore, any cash payment in lieu of such conversion could be prohibitively expensive. "Cause" is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable for actual fraud or willful misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor business decisions, such as charges of poor management of our business by the directors appointed by our general partner, so the removal of our general partner because of the unitholders' dissatisfaction with the general partner's decisions in this regard would most likely result in the termination of the subordination period.

- Common unitholders will be entitled to elect only four of the seven members of our board of directors. Our general partner in its sole discretion will appoint the remaining three directors.

- Election of the four directors elected by unitholders is staggered, meaning that the members of only one of four classes of our elected directors will be selected each year. In addition, the directors appointed by our general partner will serve for terms determined by our general partner.

- Our partnership agreement contains provisions limiting the ability of unitholders to call meetings of unitholders, to nominate directors and to acquire information about our operations as well as other provisions limiting the unitholders' ability to influence the manner or direction of management.

- Unitholders' voting rights are further restricted by our partnership agreement provision providing that if any person or group owns beneficially more than 4.9% of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to our board of directors), determining the presence of a quorum or for other similar purposes, unless required by law. The voting rights of any such unitholders in excess of 4.9% will effectively be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. Our general partner, its affiliates (including Höegh LNG) and persons who acquired common units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.

- There are no restrictions in our partnership agreement on our ability to issue equity securities, including securities senior to the common units.

The effect of these provisions may be to diminish the price at which the common units will trade.

The control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its non-economic general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. In addition, our partnership agreement does not restrict the ability of the members of our general partner from transferring their respective membership interests in our general partner to a third party.

Substantial future sales of our common units in the public market could cause the price of our common units to fall.

We have granted registration rights to Höegh LNG and certain of its affiliates. These unitholders have the right, subject to some conditions, to require us to file registration statements covering any of our common, subordinated or other equity securities owned by them or to include those securities in registration statements that we may file for ourselves or other unitholders. Upon the closing of this offering and assuming no exercise of the underwriters' option to purchase additional common units, Höegh LNG will own 3,556,060 common units and 13,156,060 subordinated units and all of the incentive distribution rights. Following their registration and sale under the applicable registration statement, those securities will become freely tradable. By exercising their registration rights and selling a large number of common units or other securities, these unitholders could cause the price of our common units to decline.

We are subject to Marshall Islands law, which lacks a bankruptcy statute or general statutory mechanism for insolvency proceedings.

We are a Marshall Islands limited partnership, and we have limited operations in the United States and maintain limited assets in the United States. Consequently, in the event of any bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding involving us, bankruptcy laws other than those of the United States could apply. The Republic of the Marshall Islands does not have a bankruptcy statute or general statutory mechanism for insolvency proceedings. If we become a debtor under U.S. bankruptcy law, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. There can be no assurance, however, that we would become a debtor in the United States, or that a U.S. bankruptcy court would be entitled to, or accept, jurisdiction over such a bankruptcy case, or that courts in other countries that have jurisdiction over us and our operations would recognize a U.S. bankruptcy court's jurisdiction, if any other bankruptcy court would determine it had jurisdiction. These factors may delay or prevent us from entering bankruptcy in the United States and may affect the ability of our unitholders to receive any recovery following our bankruptcy.

You will experience immediate and substantial dilution of $10.71 per common unit.

The assumed initial public offering price of $20.00 per common unit exceeds pro forma net tangible book value of $9.29 per common unit. Based on the assumed initial public offering price, you will incur immediate and substantial dilution of $10.71 per common unit. This dilution results primarily because the assets contributed by our general partner and its affiliates are recorded at their historical cost, and not their fair value, in accordance with U.S. GAAP. Please read "Dilution."

Höegh LNG, as the initial holder of a majority of the incentive distribution rights, may elect to cause us to issue additional common units to it in connection with a resetting of the target distribution levels related to the incentive distribution rights without the approval of the conflicts committee of our board of directors or holders of our common units and subordinated units. This may result in lower distributions to holders of our common units in certain situations.

Höegh LNG, as the initial holder of a majority of the incentive distribution rights, has the right, at a time when there are no subordinated units outstanding and Höegh LNG has received incentive distributions at the highest level to which it is entitled (50.0%) for each of the prior four consecutive fiscal quarters (and the amount of each such total distribution did not exceed adjusted operating surplus for each such quarter), to reset the initial cash target distribution levels at higher levels based on the distribution at the time of the exercise of the reset election. Following a reset election, the minimum quarterly distribution amount will be reset to the reset minimum quarterly distribution amount, and the target distribution levels will be reset to correspondingly higher levels based on the same percentage increases above the reset minimum quarterly distribution amount.

In connection with resetting these target distribution levels, Höegh LNG will be entitled to receive a number of common units equal to that number of common units whose aggregate quarterly cash distributions equaled the average of the distributions to Höegh LNG on the incentive distribution rights in the prior fiscal quarter. We anticipate that Höegh LNG would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distribution per common unit without such conversion; however, it is possible that Höegh LNG could exercise this reset election at a time when it is experiencing, or may be expected to experience, declines in the cash distributions it receives related to its incentive distribution rights and may therefore desire to be issued our common units, rather than retain the right to receive incentive distributions based on the initial target distribution levels. As a result, a reset election may cause our common unitholders to experience dilution in the amount of cash distributions that they would have otherwise received had we not issued additional common units to Höegh LNG in connection with resetting the target distribution levels related to its incentive distribution rights. Please read "How We Make Cash Distributions—Incentive Distribution Rights" and "How We Make Cash Distributions—Höegh LNG's Right to Reset Incentive Distribution Levels."

We may issue additional equity securities, including securities senior to the common units, without your approval, which would dilute your ownership interests.

We may, without the approval of our unitholders, issue an unlimited number of additional units or other equity securities. In addition, we may issue an unlimited number of units that are senior to the common units in right of distribution, liquidation and voting. The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

- our unitholders' proportionate ownership interest in us will decrease;

- the amount of cash available for distribution on each unit may decrease;

- because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

- because the amount payable to holders of incentive distribution rights is based on a percentage of total available cash, the distributions to holders of incentive distribution rights will increase even if the per unit distribution on the common units remains the same;

- the relative voting strength of each previously outstanding unit may be diminished; and

- the market price of the common units may decline.

Upon the expiration of the subordination period, the subordinated units will convert into common units and will then participate pro rata with other common units in distributions of available cash.

During the subordination period, which we define elsewhere in this prospectus, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.3375 per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash from operating surplus to be distributed on the common units. Upon the expiration of the subordination period, the subordinated units will convert into common units and will then participate pro rata with other common units in distributions of available cash. See "How We Make Cash Distributions—Subordination Period," "—Distributions of Available Cash From Operating Surplus During the Subordination Period" and "—Distributions of Available Cash From Operating Surplus After the Subordination Period."

In establishing cash reserves, our board of directors may reduce the amount of cash available for distribution to you.

Our partnership agreement requires our general partner to deduct from operating surplus cash reserves that it determines are necessary to fund our future operating expenditures. These reserves also will affect the amount of cash available for distribution to our unitholders. Our board of directors may establish reserves for distributions on the subordinated units, but only if those reserves will not prevent us from distributing the full minimum quarterly distribution, plus any arrearages, on the common units for the following four quarters. As described above in "—Risks Inherent in Our Business—We must make substantial capital expenditures to maintain and replace the operating capacity of our fleet, which will reduce our cash available for distribution. In addition, each quarter we will be required, pursuant to our partnership agreement, to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance and replacement capital expenditures were deducted," our partnership agreement requires our board of directors each quarter to deduct from operating surplus estimated maintenance and replacement capital expenditures, as opposed to actual maintenance and replacement capital expenditures, which could reduce the amount of available cash for distribution. The amount of estimated maintenance and replacement capital expenditures deducted from operating surplus is subject to review and change by our board of directors at least once a year, provided that any change must be approved by the conflicts committee of our board of directors.

Our general partner has a limited call right that may require you to sell your common units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than the then-current market price of our common units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of this limited call right. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units. For additional information about the limited call right, please read "Our Partnership Agreement—Limited Call Right."

At the completion of this offering and assuming no exercise of the underwriters' option to purchase additional common units, Höegh LNG, which owns and controls of our general partner, will own approximately

27.0% of our common units. At the end of the subordination period, assuming no additional issuances of common units, no exercise of the underwriters' option to purchase additional common units and the conversion of our subordinated units into common units, Höegh LNG will own 63.5% of our common units.

You may not have limited liability if a court finds that unitholder action constitutes control of our business.

As a limited partner in a limited partnership organized under the laws of the Marshall Islands, you could be held liable for our obligations to the same extent as a general partner if you participate in the "control" of our business. Our general partner generally has unlimited liability for the obligations of the Partnership, such as its debts and environmental liabilities, except for those contractual obligations of the Partnership that are expressly made without recourse to our general partner. In addition, the limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some jurisdictions in which we do business. Please read "Our Partnership Agreement—Limited Liability" for a discussion of the implications of the limitations on liability of a unitholder.

We can borrow money to make cash distributions, which would reduce the amount of credit available to operate our business.

Our partnership agreement allows us to make working capital borrowings to make cash distributions. Accordingly, if we have available borrowing capacity, we can make cash distributions on all our units even though cash generated by our operations may not be sufficient to pay such distributions. Any working capital borrowings by us to make cash distributions will reduce the amount of working capital borrowings we can make for operating our business. For more information, please read "Management's Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources."

Increases in interest rates may cause the market price of our common units to decline.

An increase in interest rates may cause a corresponding decline in demand for equity investments in general and in particular for yield based equity investments such as our common units. Any such increase in interest rates or reduction in demand for our common units resulting from other relatively more attractive investment opportunities may cause the trading price of our common units to decline.

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and you could lose all or part of your investment.

Prior to this offering, there has been no public market for the common units. After this offering, there will be only 9,600,000 publicly traded common units, assuming no exercise of the underwriters' option to purchase additional common units. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. You may not be able to resell your common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

Unitholders may have liability to repay distributions.

Under some circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under the Marshall Islands Limited Partnership Act (the "Marshall Islands Act"), we may not make a distribution to you if the distribution would cause our liabilities, other than liabilities to partners on account of their partnership interest and liabilities for which the recourse of creditors is limited to specified property of ours, to exceed the fair value of our assets, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited will be included in our assets only to the extent that the fair value of that

USE OF PROCEEDS

We expect to receive net proceeds of approximately $176.3 million from the sale of 9,600,000 common units offered by this prospectus, after deducting the underwriting discounts, structuring fees and estimated offering expenses payable by us. We expect to use these net proceeds as follows: (i) up to $140 million to make a loan to Höegh LNG in exchange for a note bearing interest at a rate of 5.88% per annum, which is repayable on demand or which we can elect to utilize as part of the purchase consideration in the event we purchase all or a portion of Höegh LNG's interests in the *Independence*, (ii) $20 million for general partnership purposes and (iii) the remainder to make a cash distribution to Höegh LNG as partial consideration for the interests in the entities that own the vessels in our initial fleet.

The purchase price of our initial fleet will be dependent on the initial public offering price of our common units and will be equal to the value of the $16.3 million distribution to Höegh LNG from the net proceeds of this offering, plus 3,556,060 common units and 13,156,060 subordinated units to be issued to Höegh LNG, plus all of our incentive distribution rights.

Assuming an initial public offering price of $20.00 per common unit and assuming that the fair market value of each subordinated unit is $20.00 and the incentive distribution rights is zero, the total dollar value of the consideration to be paid to Höegh LNG for its 50% interest in the joint ventures and the 100% interest in Höegh Lampung, the entities that own interests in the three vessels in our initial fleet, will be approximately $350.6 million. If the initial public offering price of our common units increases or decreases by $1.00, the consideration will change by $25.7 million. Please read "How We Make Cash Distributions—Subordination Period" and "How We Make Cash Distributions—Incentive Distribution Rights."

The initial public offering price of our common units, as well as the total consideration to be paid to Höegh LNG for the interests in the entities that own the vessels in our initial fleet, will be determined through negotiations among us and the representatives of the underwriters. Please read "Underwriting."

We have granted the underwriters a 30-day option to purchase up to 1,440,000 additional common units. If the underwriters exercise their option to purchase additional common units, we will use the net proceeds (approximately $26.9 million, if exercised in full, after deducting underwriting discounts and structuring fees) to make an additional cash distribution to Höegh LNG. If the underwriters do not exercise their option to purchase any additional common units, we will issue 1,440,000 common units to Höegh LNG at the expiration of the option period. If and to the extent the underwriters exercise their option to purchase additional common units, the number of units purchased by the underwriters pursuant to such exercise will be issued to the public and the remainder, if any, will be issued to Höegh LNG. Accordingly, the exercise of the underwriters' option will not affect the total number of units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units.

A $1.00 increase or decrease in the assumed initial public offering price of $20.00 per common unit would cause the net proceeds from this offering, after deducting the underwriting discounts, structuring fees and estimated offering expenses payable by us, to increase or decrease, respectively, by approximately $9.0 million. In addition, we may also increase or decrease the number of common units we are offering. Each increase of 1.0 million common units offered by us, together with a concomitant $1.00 increase in the assumed initial public offering price to $21.00 per common unit, would increase net proceeds to us from this offering by approximately $28.5 million. Similarly, each decrease of 1.0 million common units offered by us, together with a concomitant $1.00 decrease in the assumed initial public offering price to $19.00 per common unit, would decrease the net proceeds to us from this offering by approximately $26.7 million.

CAPITALIZATION

The following table shows:

- our historical cash and capitalization as of March 31, 2014; and

- our pro forma cash and capitalization as of March 31, 2014, which reflects the offering and the other transactions described in the unaudited pro forma combined balance sheet included elsewhere in this prospectus, including the application of the net proceeds from this offering as described in "Use of Proceeds" as follows: (i) up to $140 million to make a loan to Höegh LNG in exchange for a note bearing interest at a rate of 5.88% per annum, (ii) $20 million for general partnership purposes and (iii) the remainder to make a cash distribution to Höegh LNG, and (iv) material subsequent events for the draw down of $161.1 million under the $299 million Lampung facility on April 8, 2014 and the repayment of $32.1 million on the mooring tranche of the $299 million Lampung facility on July 3, 2014.

This table is derived from and should be read together with the historical combined carve-out financial statements of our predecessor and the unaudited pro forma combined balance sheet and the accompanying notes contained elsewhere in this prospectus. We account for our equity interests in our joint ventures that own two of the vessels in our initial fleet as equity method investments in our combined financial statements. You should also read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operation."

	As of March 31, 2014	
	Historical	Pro Forma
	(in thousands of U.S. Dollars)	
Cash and cash equivalents	$ 4,957	$ 24,957
Note receivable from Höegh LNG(1)	$ —	$140,000
Debt:		
Current portion of long-term debt(2)(3)	$ 41,631	$ 9,531
Current loans and promissory note due to owners and affiliates(4)	45,132	—
Borrowings under sponsor credit facility(5)	—	—
Non-current portion of long-term debt(2)(6)	54,369	215,469
Total debt(7)	141,132	225,000
Equity:		
Total equity	39,333	—
Held by public:		
Common units(8)	—	176,340
Held by general partner and its affiliates:		
Common units(8)	—	14,496
Subordinated units(8)	—	53,629
Equity attributable to Höegh LNG Partners	—	244,465
Total capitalization	$180,465	$469,465

(1) See "Certain Relationships and Related Party Transactions—Intercompany Note."
(2) Secured by our vessels and guaranteed by Höegh LNG. See "Management's Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources", note 9 to our predecessor's unaudited condensed interim combined carve-out financial statements and note 12 to our predecessor's audited combined carve-out financial statements.
(3) Current portion of long-term debt has been adjusted for the repayment of $32.1 million on the Mooring tranche of the $299 million Lampung facility on July 3, 2014.

62

(4) Represents promissory notes and accrued interest issued by Höegh Lampung and PT Hoegh to Höegh LNG Ltd. in connection with the transfer of ownership from Höegh LNG Ltd. to PT Hoegh of the construction in progress for the *PGN FSRU Lampung* and the unbilled construction contract receivable for the Mooring. Please read note 2 to our predecessor's historical audited combined carve-out financial statements and note 10 to our predecessor's unaudited condensed interim combined carve-out financial statements.

(5) At or prior to the closing of this offering, we will enter into the sponsor credit facility with Höegh LNG. We do not anticipate drawing under this facility at the closing of this offering.

(6) Non-current portion of long term debt has been adjusted for the additional draw down of $161.1 million under the $299 million Lampung facility on April 8, 2014.

(7) As of July 17, 2014, we had approximately $266.1 million of total debt outstanding, including $161.1 million under the $299 million Lampung facility that was drawn on April 8, 2014 and the repayment of the Mooring tranche of $32.1 million on July 3, 2014. Subsequent to the closing of this offering, certain cash from payments by PGN in respect of the Mooring, which have been or will be received after the closing of this offering, will be used to fund restricted cash of approximately $16.0 million related to the $299 million Lampung facility and repay approximately $7.9 million of the $299 million Lampung facility, which is not reflected in the capitalization table. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources," notes 9, 10 and 17 to our predecessor's unaudited combined carve-out financial statements. Because we account for our joint ventures that own the *GDF Suez Neptune* and the *GDF Suez Cape Ann* under the equity method, the table does not reflect our 50% portion of the indebtedness of the two joint ventures. As of July 17, 2014, the two joint ventures had $532.1 million in long-term bank debt and $42.4 million in subordinated debt due to the joint venture owners.

(8) Equity attributable to common units held by public represents the net proceeds of the offering. Equity attributable to the general partner and its affiliates represent pro forma net assets contributed by Höegh LNG before the allocation of net proceeds, allocated pro rata to the common and subordinated units. No allocation has been attributed to incentive distribution rights owned by Höegh LNG, based on an assumption that these rights have nominal value at the time of this offering.

DILUTION

Dilution is the amount by which the offering price will exceed the net tangible book value per common unit after this offering. Based on the initial public offering price of $20.00 per common unit, on a pro forma basis as of March 31, 2014, after giving effect to this offering of common units, the application of the net proceeds in the manner described under "Use of Proceeds" and the formation transactions related to this offering, our pro forma net tangible book value was $244.5 million, or $9.29 per common unit. Purchasers of common units in this offering will experience substantial and immediate dilution in net tangible book value per common unit for financial accounting purposes, as illustrated in the following table.

Assumed initial public offering price per common unit		$ 20.00
Pro forma net tangible book value(1) per common unit before this offering(2)	$ 2.35	
Increase in net tangible book value(1) per common unit attributable to purchasers in this offering	6.94	
Less: Pro forma net tangible book value per common unit after this offering(3)		9.29
Immediate dilution in net tangible book value per common unit to purchasers in this offering(4)		$(10.71)

(1) Pro forma net tangible book value is defined as pro forma total assets minus pro forma total liabilities.
(2) Determined by dividing the total number of units (3,556,060 common units and 13,156,060 subordinated units to be issued to our general partner and its affiliates for their contribution of assets and liabilities to us) into the net tangible book value of the contributed assets and liabilities.
(3) Determined by dividing the total number of units (13,156,060 common units and 13,156,060 subordinated units to be outstanding after this offering) into our pro forma net tangible book value, after giving effect to the application of the net proceeds of this offering.
(4) Because the total number of units outstanding following this offering will not be impacted by any exercise of the underwriters' option to purchase additional common units and any net proceeds from such exercise will not be retained by us, there will be no change to the dilution in net tangible book value per common unit to purchasers in the offering due to any exercise of the option.

The following table sets forth the number of units that we will issue and the total consideration contributed to us by our general partner and its affiliates and by the purchasers of common units in this offering upon consummation of the transactions contemplated by this prospectus.

	Units Acquired		Total Consideration	
	Number	Percent	Amount	Percent
General partner and its affiliates(1)(2)	16,712,120	63.5%	$ 68,125,000	26.2%
New investors	9,600,000	36.5	192,000,000	73.8
Total	26,312,120	100.0%	$260,125,000	100.0%

(1) Upon consummation of the transactions contemplated by this prospectus, our general partner and its affiliates will own an aggregate of 3,556,060 common units and 13,156,060 subordinated units.
(2) The assets contributed by our general partner and its affiliates were recorded at historical book value, rather than fair value, in accordance with U.S. GAAP. Book value of the consideration provided by our general partner and its affiliates, as of March 31, 2014, is as follows:

	(in thousands of U.S. Dollars)
Book value of net assets contributed	$ 84,465
Less: Distribution to Höegh LNG from net proceeds of this offering	(16,340)
Total consideration	$ 68,125

- Although our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions contained therein requiring us to make cash distributions, may be amended. During the subordination period, with certain exceptions, our partnership agreement may not be amended without the approval of non-affiliated common unitholders. After the subordination period has ended, our partnership agreement can be amended with the approval of a majority of the outstanding common units. Höegh LNG will own approximately 27.0% of our common units and all of our subordinated units outstanding immediately after the closing of this offering. Please read "Our Partnership Agreement—Amendment of Our Partnership Agreement."

- Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement.

- Under Section 51 of the Marshall Islands Act, we may not make a distribution to you if the distribution would cause our liabilities, other than liabilities to partners on account of their partnership interest and liabilities for which the recourse of creditors is limited to specified property of ours, to exceed the fair value of our assets, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited shall be included in our assets only to the extent that the fair value of that property exceeds that liability.

- PT Hoegh will be subject to restrictions on distributions under Indonesian laws due to its formation under the laws of Indonesia. Under Article 71.3 of the Indonesian Company Law (Law No. 40 of 2007), distributions may be made only if the company has positive retained earnings. Our subsidiary holding the ownership interest in PT Hoegh is subject to restrictions under Singapore law due to its formation under Singapore law. Under Section 403(1) of the Companies Act (Cap. 50) of Singapore, no dividends may be paid to the shareholders of any company except out of profits.

- Our joint ventures for the *GDF Suez Neptune* and the *GDF Suez Cape Ann* will be subject to restrictions on distributions under the laws of the Cayman Islands due to their formation under the laws of the Cayman Islands. Under such laws, a distribution may be paid out of profits or, if profits are insufficient to make a distribution and subject to the joint venture being solvent immediately following the date on which the distribution is made, out of share premium or distributable capital reserve resulting from contributed surplus paid into the joint venture.

- We may lack sufficient cash to pay distributions to our unitholders due to decreases in total operating revenues, decreases in hire rates, the loss of a vessel, increases in operating or general and administrative expenses, principal and interest payments on outstanding debt, taxes, working capital requirements, maintenance and replacement capital expenditures or anticipated cash needs. Please read "Risk Factors" for a discussion of these factors.

Our Ability to Grow Depends on Our Ability to Access External Expansion Capital

Because we distribute all of our available cash, we may not grow as quickly as businesses that reinvest their available cash to expand ongoing operations. We expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion and investment capital expenditures. As a result, to the extent we are unable to finance growth externally, our cash distribution policy will significantly impair our ability to grow. To the extent we issue additional units in connection with any acquisitions or other capital expenditures, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level, which in turn may affect the available cash that we have to distribute on each unit. There are no limitations in our partnership agreement on our ability to issue additional units, including units ranking senior to the common units. The incurrence of additional borrowings or other debt by us to finance our growth would result in increased interest expense, which in turn may affect the available cash that we have to distribute to our unitholders.

Initial Distribution Rate

Upon completion of this offering, our board of directors will adopt a policy pursuant to which we will declare an initial quarterly distribution of $0.3375 per unit for each complete quarter, or $1.35 per unit on an annualized basis, to be paid no later than 45 days after the end of each fiscal quarter (beginning with the quarter ending September 30, 2014). This equates to an aggregate cash distribution of $8.9 million per quarter, or $35.5 million per year, in each case based on the number of common units and subordinated units outstanding immediately after completion of this offering. Our ability to make cash distributions at the initial distribution rate pursuant to this policy will be subject to the factors described above under "—General—Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy."

The table below sets forth the number of outstanding common units and subordinated units upon the closing of this offering and the aggregate distribution amounts payable on such units during the year following the closing of this offering at our initial distribution rate of $0.3375 per unit per quarter ($1.35 per unit on an annualized basis).

| | | Distributions | |
	Number of Units	One Quarter	Four Quarters
Common units	13,156,060	$4,440,170	$17,760,681
Subordinated units	13,156,060	4,440,170	17,760,681
Total	26,312,120	$8,880,341(1)	$35,521,362

(1) Actual payments of distributions on the common units and the subordinated units are expected to be approximately $ million for the period between the estimated closing date of this offering (, 2014) and September 30, 2014.

If the underwriters do not exercise their option to purchase additional common units, we will issue common units to Höegh LNG at the expiration of the option period. If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to such exercise will be issued to the underwriters and the remainder, if any, will be issued to Höegh LNG. Any such units issued to Höegh LNG will be issued for no additional consideration. Accordingly, the exercise of the underwriters' option will not affect the total number of units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units.

During the subordination period, before we make any quarterly distributions to subordinated unitholders, our common unitholders are entitled to receive payment of the full minimum quarterly distribution plus any arrearages in distributions from prior quarters. Please read "How We Make Cash Distributions—Subordination Period." We cannot guarantee, however, that we will pay the minimum quarterly distribution or any amount on the common units in any quarter.

Forecasted Results of Operations for the 12-Month Period Ending September 30, 2015

In this section, we present in detail the basis for our belief that we will be able to pay our minimum quarterly distribution on all of our outstanding units for the 12-month period ending September 30, 2015. We present:

• Forecasted Results of Operations for the 12-month period ending September 30, 2015; and

• Forecasted Cash Available for Distribution for the 12-month period ending September 30, 2015,

as well as the significant assumptions upon which the forecast is based.

We present below a forecast of our expected results of operations for the 12-month period ending September 30, 2015 for each of us and our joint ventures. Our forecasts present, to the best of our knowledge and

HÖEGH LNG PARTNERS LP
FORECASTED RESULTS OF OPERATIONS

The following table presents our forecasted results of operations for the 12-month period ending September 30, 2015. We account for our equity interests in our two joint ventures as equity method investments.

(in millions of U.S. Dollars, except per unit amounts)	Twelve Months Ending September 30, 2015 Höegh LNG Partners LP (unaudited)
Time charter revenues	$ 44.5
Total revenues	$ 44.5
Vessel operating expenses	(6.3)
Administrative expenses	(4.5)
Depreciation and amortization	0.0
Total operating expenses	$(10.8)
Equity in earnings of joint ventures	7.3
Operating income	$ 41.1
Interest income	8.7
Interest expense	(15.4)
Other items, net	(0.2)
Income before taxes	$ 34.2
Income tax expense	(0.6)
Net income	$ 33.7
Net income per:	
Common unit (basic and diluted)	$ 1.28
Subordinated unit (basic and diluted)	$ 1.28

The following table presents our joint ventures' forecasted results of operations for the 12-month period ending September 30, 2015, on a 100% basis.

(in millions of U.S. Dollars)	Twelve Months Ending September 30, 2015 Joint Ventures (unaudited)
Time charter revenues	$ 83.3
Total revenues	$ 83.3
Vessel operating expenses	(15.8)
Administrative expenses	(2.0)
Depreciation and amortization	(18.2)
Total operating expenses	$(36.0)
Operating income	$ 47.2
Interest income	—
Interest expense	(32.7)
Gain/(loss) on derivative instruments	—
Other financial items, net	—
Income before taxes	$ 14.6
Income tax expense	—
Net income	$ 14.6

The following table presents the forecasted results of operations for each of our two segments for the 12-month period ending September 30, 2015.

	Höegh LNG Partners LP Twelve Months Ending September 30, 2015					
(in millions of U.S. Dollars)	Majority Held FSRUs	Joint Venture FSRUs (Proportional Consolidation)	Other	Total Segment Reporting	Eliminations	Combined Carve-out Reporting
Time charter revenues	$ 44.5	$ 41.6	$ 0.0	$ 86.2	$(41.6)	$ 44.5
Vessel operating expenses	(6.3)	(7.9)	0.0	(14.2)	7.9	(6.3)
Administrative expenses	(1.5)	(1.0)	(3.0)	(5.5)	1.0	(4.5)
Equity in earnings of joint ventures	—	—	—	—	7.3	7.3
Segment EBITDA	**$ 36.8**	**$ 32.7**	**$(3.0)**	**$ 66.5**		
Depreciation and amortization	—	(9.1)	—	(9.1)	9.1	—
Operating income	**$ 36.8**	**$ 23.6**	**$(3.0)**	**$ 57.4**	**—**	**$ 41.1**
Gain on derivative instruments	—	—	—	—	—	—
Interest income from intercompany note . . .	—	—	8.2	8.2	—	8.2
Interest income from joint venture shareholder loans	—	—	0.5	0.5	—	0.5
Interest expense	(14.2)	(16.3)	(1.2)	(31.7)	16.3	(15.4)
Other items, net	(0.2)	—	—	(0.2)	—	(0.2)
Income before taxes	**$ 22.4**	**$ 7.3**	**$ 4.5**	**$ 34.2**	**—**	**$ 34.2**
Income tax expense	(0.6)	—	—	(0.6)	—	(0.6)
Net income	**$ 21.9**	**$ 7.3**	**$ 4.5**	**$ 33.7**		**$ 33.7**

Please read the accompanying summary of significant accounting policies and forecast assumptions.

Forecast Assumptions and Considerations

Basis of Presentation

The accompanying financial forecasts and related notes present our forecasted results of operations of each of us and our joint ventures for the 12-month period ending September 30, 2015, based on the assumption that:

• we will issue to Höegh LNG 3,556,060 common units and 13,156,060 subordinated units, representing an aggregate 63.5% limited partner interest in us, and all of our incentive distribution rights;

• we will issue to our general partner, a wholly owned subsidiary of Höegh LNG, a non-economic general partner interest in us;

• we will sell 9,600,000 common units to the public in this offering, representing a 36.5% limited partner interest in us;

• we will apply the net proceeds of the offering as follows: (i) up to $140 million to make a loan to Höegh LNG in exchange for a note bearing interest at a rate of 5.88% per annum, (ii) $20 million for general partnership purposes and (iii) the remainder to make a cash distribution to Höegh LNG;

• the shareholder loans made by Höegh LNG to each of our joint ventures, in part to finance the operations of such joint ventures, will be transferred to our operating company; and

• the receivable for the $40 million promissory note due to Höegh LNG as well as accrued interest on all promissory notes relating to the Höegh Lampung will be transferred from Höegh LNG to our operating company.

Summary of Significant Accounting Policies

Organization. We are a Marshall Islands limited partnership formed to own, operate and acquire FSRUs, LNG carriers and other LNG infrastructure assets under long-term charters. Our general partner is Höegh LNG GP LLC.

to fair value. The changes in the fair value of the derivative financial instruments are recognized in other comprehensive income, net of related tax effects, for our predecessor and in earnings under financial income (expenses), net as gain (loss) on derivative instruments for our joint ventures. Because it is not possible to forecast gains and losses on derivative instruments, we have assumed that gains and losses on derivative instruments during the forecast period will be zero.

Income Taxes.   Deferred tax assets and liabilities are recognized for the tax consequences of temporary differences between the tax and the book bases of assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Benefits of uncertain tax positions are recognized when it is more-likely-than-not that a tax position taken in a tax return will be sustained upon examination based on the technical merits of the position. If the more-likely-than-not recognition criterion is met, a tax position is measured based on the cumulative amount that is more-likely-than-not of being sustained upon examination by tax authorities to determine the amount of benefit to be recognized.

Net Income per Unit.   The calculation of the forecasted basic and diluted earnings for the 12-month period ending September 30, 2015 is set forth below:

	Common Unitholders	Subordinated Unitholders
Partners' interests in forecasted net income	$16,850,000	$16,850,000
Forecasted weighted average number of units outstanding	13,156,060	13,156,060
Forecasted net income per unit	$ 1.28	$ 1.28

Summary of Significant Forecast Assumptions—Höegh LNG Partners LP

Vessels.   The forecasts assume that we will retain our 50.0% interest in each of the two joint ventures that own the *GDF Suez Neptune* and the *GDF Suez Cape Ann*. In addition, the forecasts reflect or assume that the *PGN FSRU Lampung* will receive time charter revenue for 365 days of operation under a time charter during the forecast period. There are no scheduled drydockings for the *PGN FSRU Lampung* for the 12-month period ending September 30, 2015, as the vessel will not be drydocked during the term of her time charter.

We have assumed that we will not make any acquisitions during the forecast period.

Time Charter Revenues.   Our forecasted time charter revenues are based on the total number of days the *PGN FSRU Lampung* is expected to be on-hire during the 12-month period ending September 30, 2015. The lease element of time charters that are accounted for as direct financing leases is recognized over the charter term using the effective interest rate method and is included in time charter revenues. The *PGN FSRU Lampung* time charter will be accounted for as a financial lease. The interest payments relating to the financial lease are recognized in time charter revenues on the income statement and principal payment relating to the financial lease are reflected in the cash flow statement as investing activities. Fees for providing time charter services and reimbursements for actual vessel operating expenses are recognized as revenues as services are performed. We have built into our forecast no off-hire for the *PGN FSRU Lampung*. The amount of actual off-hire time depends upon, among other things, the time the *PGN FSRU Lampung* spends in delays due to accidents, crewing strikes, certain vessel detentions or similar problems and drydocking for repairs, as well as failure to maintain the vessel in compliance with her specifications and contractual standards or to provide the required crew.

The hire rate payable under our time charter related to the *PGN FSRU Lampung* is fixed and payable monthly in advance, in U.S. Dollars, and increases annually based on a fixed percentage increase or fixed schedule to enable us to offset expected increases in operating costs. For more information on the components of the hire rate payable under the *PGN FSRU Lampung* time charter, please read "Business—Vessel Time Charters—*PGN FSRU Lampung* Time Charter—Hire Rate."

Voyage Expenses.   Under the *PGN FSRU Lampung* time charter, the charterer typically pays the voyage expenses. We, as vessel owner, are responsible for any voyage expenses incurred during periods of off-hire under audit fees. Fees and expenses for the provision of management and administrative services are incurred by our joint ventures pursuant to the Höegh UK Administrative Services Agreement, the Höegh Norway Administrative Services Agreement and the commercial and administration management agreements. We anticipate that our joint ventures will incur an aggregate of $0.6 million in fees pursuant to such agreements for the 12-month period ending September 30, 2015. Please read "Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Administrative Services Agreements" and "Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Joint Venture Commercial and Administration Management Agreements."

Interest Income.   We have assumed that any cash surplus balances will not earn any interest during the forecast period.

Interest Expense.   Our financial forecasts for the 12-month period ending September 30, 2015 assume that our joint ventures will have an average loan balance of approximately $550.2 million with an estimated weighted average interest rate of 5.94% per annum, which includes both bank loan facilities and shareholder loans.

Foreign Exchange Gain (Loss).   Our joint ventures receive revenues in U.S. Dollars. However, a portion of their expenses are denominated in other currencies. For purposes of this financial forecast, we have assumed a constant exchange rate of U.S. Dollar to other currencies for the 12-month period ending September 30, 2015.

Derivative Financial Instruments.   Our joint ventures will have certain interest rate swap contracts outstanding relating to the financing of the *GDF Suez Neptune* and the *GDF Suez Cape Ann* during the twelve months ending September 30, 2015. For purposes of the forecast, we have assumed a constant interest rate during the forecast period. Accordingly, we have assumed that we will not have any gains or losses on derivative instruments during the twelve months ending September 30, 2015.

Taxes.   We have not forecasted income tax expense for the 12-month period ending September 30, 2015. Our joint ventures are not subject to taxes in the Cayman Islands, where they are organized. We generally do not incur any tax liability in jurisdictions where the joint ventures' vessels operated. For those jurisdictions where we believe there is a risk of incurring a liability, such tax would be reimbursed by the charterer.

General

Regulatory, Industry and Economic Factors.   Our financial forecast for the 12-month period ending September 30, 2015 is based on the following assumptions related to regulatory, industry and economic factors:

- no material nonperformance or credit-related defaults by suppliers, customers or vendors;

- no new regulation or interpretation of existing regulations or governmental action that, in either case, would be materially adverse to our business;

- no material accidents, environmental incidents, releases, weather-related incidents, unscheduled downtime or similar unanticipated events;

- no major adverse change in the markets in which we operate resulting from LNG production disruptions, reduced demand for LNG or significant changes in the market price for LNG; and

- no material changes to market, regulatory and overall economic conditions or in prevailing interest rates.

Forecasted Cash Available for Distribution

The tables below sets forth our calculation of forecasted cash available for distribution to our unitholders based on the Forecasted Results of Operations set forth above. Based on the financial forecasts and related assumptions, we forecast that our cash available for distribution generated during the 12-month period ending September 30, 2015 will be approximately $38.2 million. This amount would be sufficient to pay 100% of the minimum quarterly distribution of $0.3375 per unit on all of our common units and subordinated units for the four quarters ending September 30, 2015. Actual payments of distributions on the common units and the subordinated units are expected to be approximately $____ million for the period between the estimated closing date of this offering (, 2014) and September 30, 2014, and we anticipate our cash available for distribution generated during such period will be sufficient to pay 100% of the minimum quarterly distribution on all of our common units and subordinated units with respect to such period.

You should read "—Forecast Assumptions and Considerations—Summary of Significant Forecast Assumptions" included as part of the financial forecast for a discussion of the material assumptions underlying our forecasts of segment EBITDA and adjusted EBITDA included in the tables below. Our forecasts are based on those material assumptions and reflect our judgment of conditions we expect to exist and the course of action we expect to take and we expect that our joint ventures will take. The assumptions disclosed in our financial forecasts are those that we believe are significant to generate the forecasts of segment EBITDA and adjusted EBITDA. If our estimates are not achieved, we may not be able to pay distributions on the common units at the initial distribution rate of $0.3375 per unit per quarter ($1.35 per unit on an annualized basis). Our financial forecast and the forecast of cash available for distribution set forth below have been prepared by our management. This calculation represents available cash from operating surplus generated during the period and excludes any cash from working capital borrowings, capital expenditures and cash on hand on the closing date.

Segment EBITDA and adjusted EBITDA should not be considered alternatives to net income, operating income, cash flow from operating activities or any other measure of financial performance calculated in accordance with U.S. GAAP.

When considering our forecast of cash available for distribution for the 12-month period ending September 30, 2015, you should keep in mind the risk factors and other cautionary statements under the headings "Forward-Looking Statements" and "Risk Factors" elsewhere in this prospectus. Any of these factors or the other risks discussed in this prospectus could cause our results of operations of us and of our joint ventures to vary significantly from those set forth in the financial forecast and the forecast of cash available for distribution set forth below.

HÖEGH LNG PARTNERS LP
FORECASTED CASH AVAILABLE FOR DISTRIBUTION

The following table presents our forecasted cash available for distribution to our unitholders for the 12-month period ending September 30, 2015. We account for our equity interests in our two joint ventures as equity method investments.

(in millions of U.S. Dollars, except per unit amounts)	Twelve Months Ending September 30, 2015 Höegh LNG Partners LP(1) (unaudited)
Net income	$ 33.7
Depreciation and amortization	—
Interest income	(8.7)
Interest expense	15.4
Income tax expense	0.6
Equity in earnings of joint ventures: Depreciation and amortization	9.1
Equity in earnings of joint ventures: Interest (income), expenses, net	16.3
Other items, net	0.2
Segment EBITDA(2)	$ 66.5
Cash collection on direct financial lease investments	2.7
Adjusted EBITDA(2)	$ 69.2
Cash interest expense	(13.0)
Cash interest income from intercompany note	8.2
Other non-cash items	0.3
Other items, net	(0.2)
Income tax expense	(0.6)
Adjustments for cash flow from joint venture distributions(3):	
Segment EBITDA of joint ventures	(32.7)
Interest payments on shareholder loans from joint ventures	0.5
Principal payments on shareholder loans from joint ventures	6.5
Net estimated replacement capital expenditures(4)	0.0
Cash available for distribution to our unitholders	$ 38.2
Expected distributions:	
Distribution per unit	$ 1.35
Distributions to our public common unitholders(5)	13.0
Distributions to Höegh LNG common units(5)	4.7
Distributions to Höegh LNG subordinated units	17.8
Total distributions(6)	$ 35.5
Excess (shortfall)	$ 2.7
Annualized minimum quarterly distribution per unit	1.35
Aggregate distributions based on annualized minimum quarterly distribution	35.5
Percent of minimum quarterly distributions payable to common unitholders	100%
Percent of minimum quarterly distributions payable to subordinated unitholder	100%

(3) Our joint ventures are structured to distribute cash to us first through the repayment of subordinated shareholder loans. After such shareholder loans are repaid in full, we expect to receive our 50% share of cash available for distribution from our joint ventures. As of March 31, 2014, the outstanding total balances due to us from the joint venture shareholder loans were $22.9 million. For the next three years, we expect to receive distributions in the form of repayment of these shareholder loans. For the twelve months ending September 30, 2015, we expect to receive $6.5 million in the form of principal repayment on these shareholder loans.

(4) Our partnership agreement requires us to deduct estimated replacement capital expenditures from our operating surplus each quarter, as opposed to actual replacement capital expenditures, which would include any debt amortization. On a consolidated basis, we estimate that the total replacement capital expenditures for our initial fleet will be $10.2 million per year. Our joint ventures are obligated to make amortization payments on their existing secured bank facilities before making any distribution to their shareholders, including us, and our joint ventures amortize their debt over a shorter period of time than the useful life of their respective assets. This results in our estimated replacement capital expenditures for our share of the joint ventures being less than our share of the actual principal repayments, and as a result, our "net" estimated replacement capital expenditures across both segments being $0.

The following table presents net estimated replacement capital expenditures for each of our two segments for the 12-month period ending September 30, 2015.

	Höegh LNG Partners LP Twelve Months Ending September 30, 2015		
(in millions of U.S. Dollars)	Majority Held FSRUs	Joint Venture FSRUs (Proportional Consolidation)	Total
Estimated replacement capital expenditures	$ 4.3	$ 5.9	$ 10.2
Allocated principal payment on joint venture bank facilities	—	(10.2)	(10.2)
Net estimated replacement capital expenditures	$ 4.3	$ (4.3)	$ —

(5) Assumes the underwriters' option to purchase additional common units is not exercised.
(6) Represents the amount required to fund distributions to our unitholders for four quarters based upon our minimum quarterly distribution rate of $0.3375 per unit.

The following table presents the forecasted cash available for distribution to our unitholders of each of our segments for the 12-month period ending September 30, 2015.

	Höegh LNG Partners LP Twelve Months Ending September 30, 2015					
(in millions of U.S. Dollars)	Majority Held FSRUs	Joint Venture FSRUs (Proportional Consolidation)	Other	Total Segment Reporting	Eliminations	Combined Carve-out Reporting
Net income	$21.9	$ 7.3	$ 4.5	$33.7	$ 0.0	$33.7
Depreciation and amortization	—	9.1	—	9.1	(9.1)	—
Interest income from intercompany note	—	—	(8.2)	(8.2)	—	(8.2)
Interest income from joint venture shareholder loan	—	—	(0.5)	(0.5)	—	(0.5)
Interest expense	14.2	16.3	1.2	31.7	(16.3)	15.4
Other items, net	0.2	—	—	0.2	—	0.2
Income tax expense	0.6	—	—	0.6	—	0.6
Equity in earnings of joint ventures: Depreciation and amortization	—	—	—	—	—	9.1
Equity in earnings of joint ventures: Interest (income) expense, net	—	—	—	—	—	16.3
Segment EBITDA(1)	**$36.8**	**$32.7**	**$(3.0)**	**$66.5**		**$66.5**

HOW WE MAKE CASH DISTRIBUTIONS

Distributions of Available Cash

General

Within 45 days after the end of each quarter, beginning with the quarter ending September 30, 2014, we will distribute all of our available cash (defined below) to unitholders of record on the applicable record date. We will adjust the minimum quarterly distribution for the period from the closing of this offering through September 30, 2014, based on the actual length of the period.

In determining "available cash" and "operating surplus," we will proportionately consolidate our less than wholly owned subsidiaries, which for this purpose includes joint ventures, provided that such entities were formed for the purpose of owning and operating specified assets, and with respect to which we have at the time of determination at least a 20% beneficial interest and are either consolidated by us for accounting purposes or accounted for by us on the equity method. Available cash and operating surplus shall not include cash on hand of our joint ventures at the time of our initial public offering.

Definition of Available Cash

Available cash generally means, for each fiscal quarter, all cash on hand at the end of the quarter (including our proportionate share of cash on hand of our subsidiaries):

- *less*, the amount of cash reserves (including our proportionate share of cash reserves of our subsidiaries) established by our board of directors and our subsidiaries to:

  - provide for the proper conduct of our business (including reserves for future capital expenditures and for our anticipated credit needs);

  - comply with applicable law, any of our debt instruments or other agreements; and/or

  - provide funds for distributions to our unitholders for any one or more of the next four quarters;

- *plus*, all cash on hand (including our proportionate share of cash on hand of our subsidiaries) on the date of determination of available cash for the quarter resulting from (i) working capital borrowings made after the end of the quarter and (ii) cash distributions received after the end of the quarter from any equity interest in any person (other than a subsidiary of us), which distributions are paid by such person in respect of operations conducted by such person during such quarter. Working capital borrowings are generally borrowings that are made under a working capital facility and in all cases are used solely for working capital purposes or to pay distributions to partners.

Intent to Distribute the Minimum Quarterly Distribution

We intend to distribute to the holders of common units and subordinated units on a quarterly basis at least the minimum quarterly distribution of $0.3375 per unit, or $1.35 per unit per year, to the extent we have sufficient cash on hand to pay the distribution after we establish cash reserves and pay fees and expenses. The amount of available cash from operating surplus needed to pay the minimum quarterly distribution for one quarter on all units outstanding immediately after this offering is approximately $8.9 million.

There is no guarantee that we will pay the minimum quarterly distribution on the common units and subordinated units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement. We will be prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default is then existing, under our financing agreements.

Furthermore, our financing arrangements require our subsidiaries and joint ventures to hold cash reserves that are, in certain cases, held for specifically designated uses, including working capital, operations and maintenance and debt service reserves, and are generally subject to "waterfall" provisions that allocate project revenues to specified priorities of use (such as operating expenses, scheduled debt service, targeted debt service reserves and any other reserves) and the remaining cash is distributable to us only on certain dates and subject to satisfaction of certain conditions, including meeting a 1.20 historical and projected debt service coverage ratio. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources" for a discussion of the restrictions contained in our financing agreements that may restrict our ability to make cash distributions to our unitholders.

Operating Surplus and Capital Surplus

General

All cash distributed to unitholders will be characterized as either "operating surplus" or "capital surplus." We treat distributions of available cash from operating surplus differently than distributions of available cash from capital surplus.

Definition of Operating Surplus

Operating surplus for any period generally means:

- $25.0 million; *plus*

- all of our cash receipts (including our proportionate share of cash receipts of our subsidiaries) after the closing of this offering (provided that cash receipts from the termination of an interest rate, currency or commodity hedge contract prior to its specified termination date will be included in operating surplus in equal quarterly installments over the remaining scheduled life of such hedge contract), excluding cash from (i) borrowings, other than working capital borrowings, (ii) sales of equity and debt securities, (iii) sales or other dispositions of assets outside the ordinary course of business, (iv) capital contributions or (v) corporate reorganizations or restructurings; *plus*

- working capital borrowings (including our proportionate share of working capital borrowings for our subsidiaries) made after the end of a quarter but before the date of determination of operating surplus for the quarter; *plus*

- interest paid on debt incurred (including periodic net payments under related hedge contracts) and cash distributions paid on equity securities issued (including the amount of any incremental distributions made to the holders of our incentive distribution rights and our proportionate share of such interest and cash distributions paid by our subsidiaries), in each case, to finance all or any portion of the construction, replacement or improvement of a capital asset (such as an FSRU or LNG carrier) in respect of the period from such financing until the earlier to occur of the date the capital asset is put into service or the date that it is abandoned or disposed of; *plus*

- interest paid on debt incurred (including periodic net payments under related hedge contracts) and cash distributions paid on equity securities issued (including the amount of any incremental distributions made to the holders of our incentive distribution rights and our proportionate share of such interest and cash distributions paid by our subsidiaries), in each case, to pay the construction period interest on debt incurred (including periodic net payments under related interest rate swap contracts), or to pay construction period distributions on equity issued, to finance the construction projects described in the immediately preceding bullet point; *less*

- all of our "operating expenditures" (which includes estimated maintenance and replacement capital expenditures and is further described below) of us and our subsidiaries (including our proportionate share of operating expenditures by our subsidiaries) immediately after the closing of this offering; *less*

- the amount of cash reserves (including our proportionate share of cash reserves for our subsidiaries) established by our board of directors to provide funds for future operating expenditures; *less*

- any cash loss realized on dispositions of assets acquired using investment capital expenditures; *less*

- all working capital borrowings (including our proportionate share of working capital borrowings by our subsidiaries) not repaid within 12-month period after having been incurred.

If a working capital borrowing, which increases operating surplus, is not repaid during the 12-month period following the borrowing, it will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowing is in fact repaid, it will not be treated as a reduction in operating surplus because operating surplus will have been previously reduced by the deemed repayment.

As described above, operating surplus includes a provision that will enable us, if we choose, to distribute as operating surplus up to $25.0 million of cash we receive in the future from non-operating sources, such as asset sales, issuances of securities and long-term borrowings, that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity securities or interest payments on debt in operating surplus would be to increase operating surplus by the amount of any such cash distributions or interest payments. As a result, we may also distribute as operating surplus up to the amount of any such cash distributions or interest payments we receive from non-operating sources.

Operating expenditures generally means all of our cash expenditures, including but not limited to taxes, employee and director compensation, reimbursement of expenses to our general partner, repayment of working capital borrowings, debt service payments and payments made under any interest rate, currency or commodity hedge contracts (provided that payments made in connection with the termination of any hedge contract prior to the expiration of its specified termination date be included in operating expenditures in equal quarterly installments over the remaining scheduled life of such hedge contract), provided that operating expenditures will not include:

- deemed repayments of working capital borrowings deducted from operating surplus pursuant to the last bullet point of the definition of operating surplus above when such repayment actually occurs;

- payments (including prepayments and payment penalties) of principal of and premium on indebtedness, other than working capital borrowings;

- expansion capital expenditures, investment capital expenditures or actual maintenance and replacement capital expenditures (which are discussed in further detail under "—Capital Expenditures" below);

- payment of transaction expenses (including taxes) relating to interim capital transactions; or

- distributions to partners.

Capital Expenditures

For purposes of determining operating surplus, maintenance and replacement capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of, or the revenue generated by, our capital assets, and expansion capital expenditures are those capital expenditures that increase the operating capacity of or the revenue generated by our capital assets. In our partnership agreement, we refer to these maintenance and replacement capital expenditures as "maintenance capital expenditures." To the extent, however, that capital expenditures associated with acquiring a new vessel or other LNG infrastructure asset or improving an existing asset increase the revenues or the operating capacity of our fleet, those capital expenditures would be classified as expansion capital expenditures.

Investment capital expenditures are those capital expenditures that are neither maintenance and replacement capital expenditures nor expansion capital expenditures. Investment capital expenditures largely will consist of capital expenditures made for investment purposes. Examples of investment capital expenditures include traditional capital expenditures for investment purposes, such as purchases of equity securities, as well as other

- sales of debt and equity securities; and

- sales or other dispositions of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or non-current assets sold as part of normal retirements or replacements of assets.

Characterization of Cash Distributions

We will treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since we began operations equals the operating surplus as of the most recent date of determination of available cash. We will treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders. For example, it includes a provision that will enable us, if we choose, to distribute as operating surplus up to $25.0 million of cash we receive in the future from non-operating sources, such as asset sales, issuances of securities and long-term borrowings, that would otherwise be distributed as capital surplus. We do not anticipate that we will make any distributions from capital surplus.

Subordination Period

General

During the subordination period, which we define below, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.3375 per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash from operating surplus to be distributed on the common units.

Definition of Subordination Period

The subordination period will extend until the second business day following the distribution of available cash from operating surplus in respect of any quarter, ending on or after June 30, 2019, that each of the following tests are met:

- distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the sum of the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

- the "adjusted operating surplus" (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted weighted average basis during those periods; and

- there are no outstanding arrearages in payment of the minimum quarterly distribution on the common units.

If the unitholders remove our general partner without cause, the subordination period may end before June 30, 2019.

For purposes of determining whether the tests in the bullet points above have been met, the three consecutive, non-overlapping four-quarter periods for which the determination is being made may include one or more quarters with respect to which arrearages in the payment of the minimum quarterly distribution on the common units have accrued, provided that all such arrearages have been repaid prior to the end of each such four-quarter period.

- *third*, 100.0% to the subordinated unitholders, pro rata, until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

- *thereafter*, in the manner described in "—Incentive Distribution Rights" below.

The preceding paragraph is based on the assumption that we do not issue additional classes of equity securities.

Distributions of Available Cash From Operating Surplus After the Subordination Period

We will make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

- *first*, 100.0% to all unitholders, pro rata, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

- *thereafter*, in the manner described in "—Incentive Distribution Rights" below.

The preceding paragraph is based on the assumption that we do not issue additional classes of equity securities.

General Partner Interest

Our general partner owns a non-economic general partner interest in us, which does not entitle it to receive cash distributions. However, our general partner may in the future own common units or other equity securities in us and will be entitled to receive distributions on any such interests.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Höegh LNG will hold the incentive distribution rights following completion of this offering. The incentive distribution rights may be transferred separately from any other interest, subject to restrictions in our partnership agreement. Except for transfers of incentive distribution rights to an affiliate or another entity as part of a merger or consolidation with or into, or sale of substantially all of the assets to, such entity, the approval of a majority of our common units (excluding common units held by our general partner and its affiliates), voting separately as a class, generally is required for a transfer of the incentive distribution rights to a third party prior to June 30, 2019. Please read "Our Partnership Agreement—Transfer of Incentive Distribution Rights." Any transfer by Höegh LNG of the incentive distribution rights would not change the percentage allocations of quarterly distributions with respect to such rights.

If for any quarter:

- we have distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

- we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders in the following manner:

- *first*, 100.0% to all unitholders, pro rata, until each unitholder receives a total of $0.388125 per unit for that quarter (the "first target distribution");

- *second*, 85.0% to all unitholders, pro rata, and 15.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives a total of $0.421875 per unit for that quarter (the "second target distribution");

- *third*, 75.0% to all unitholders, pro rata, and 25.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives a total of $0.50625 per unit for that quarter (the "third target distribution"); and

- *thereafter*, 50.0% to all unitholders, pro rata, and 50.0% to the holders of the incentive distribution rights, pro rata.

In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution. The percentage interests set forth above assume that we do not issue additional classes of equity securities.

Percentage Allocations of Available Cash From Operating Surplus

The following table illustrates the percentage allocations of the additional available cash from operating surplus among the unitholders and the holders of the incentive distribution rights up to the various target distribution levels. The amounts set forth under "Marginal Percentage Interest in Distributions" are the percentage interests of the unitholders and the holders of the incentive distribution rights in any available cash from operating surplus we distribute up to and including the corresponding amount in the column "Total Quarterly Distribution Target Amount," until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and the holders of the incentive distribution rights for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution.

	Total Quarterly Distribution Target Amount	Marginal Percentage Interest in Distributions	
		Unitholders	Holders of IDRs
Minimum Quarterly Distribution	$0.3375	100.0%	0%
First Target Distribution	up to $0.388125	100.0%	0%
	above $0.388125		
Second Target Distribution	up to $0.421875	85.0%	15.0%
	above $0.421875		
Third Target Distribution	up to $0.50625	75.0%	25.0%
Thereafter	above $0.50625	50.0%	50.0%

Höegh LNG's Right to Reset Incentive Distribution Levels

Höegh LNG, as the initial holder of our incentive distribution rights, has the right under our partnership agreement to elect to relinquish the right of the holders of our incentive distribution rights to receive incentive distribution payments based on the initial cash target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and cash target distribution levels upon which the incentive distribution payments to Höegh LNG would be set. Höegh LNG's right to reset the minimum quarterly distribution amount and the cash target distribution levels upon which the incentive distributions payable to Höegh LNG are based may be exercised, without approval of our unitholders or the conflicts committee of our board of directors, at any time when there are no subordinated units outstanding and we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distribution for each of the prior four consecutive fiscal quarters. If at the time of any election to reset the minimum quarterly distribution amount and the cash target distribution levels Höegh LNG and its affiliates are not the holders of a majority of the incentive distribution rights, then any such election to reset shall be subject to the prior written concurrence of our board of directors that the conditions described in the immediately preceding sentence have been satisfied. The reset minimum quarterly distribution amount and cash target distribution levels will be higher than the minimum quarterly distribution amount and the cash target distribution levels prior to the reset such that there will be no incentive distributions paid under the reset cash target distribution levels until cash distribution per unit following this event increase as described below. We anticipate that Höegh LNG would exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distribution per common unit, taking into account the existing levels of incentive distribution payments being made to Höegh LNG.

In connection with the resetting of the minimum quarterly distribution amount and the cash target distribution levels and the corresponding relinquishment by Höegh LNG of incentive distribution payments based on the cash target distribution levels prior to the reset, Höegh LNG will be entitled to receive a number of newly issued common units based on a predetermined formula described below that takes into account the "cash parity" value of the average cash distributions related to the incentive distribution rights received by Höegh LNG for the two quarters prior to the reset event as compared to the average cash distribution per common unit during this period.

The number of common units that Höegh LNG would be entitled to receive from us in connection with a resetting of the minimum quarterly distribution amount and the cash target distribution levels then in effect would be equal to (x) the average amount of cash distributions received by Höegh LNG in respect of its incentive distribution rights during the two consecutive fiscal quarters ended immediately prior to the date of such reset election divided by (y) the average of the amount of cash distributed per common unit during each of these two quarters. The issuance of the additional common units will be conditioned upon approval of the listing or admission for trading of such common units by the national securities exchange on which the common units are then listed or admitted for trading.

Following a reset election, the minimum quarterly distribution amount will be reset to the reset minimum quarterly distribution amount and the cash target distribution levels will be reset to be correspondingly higher such that we would distribute all of our available cash from operating surplus for each quarter thereafter as follows:

- *first*, 100.0% to all unitholders, pro rata, until each unitholder receives an amount equal to 115.0% of the reset minimum quarterly distribution amount for that quarter;

- *second*, 85.0% to all unitholders, pro rata, and 15.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives an amount per unit equal to 125.0% of the reset minimum quarterly distribution amount for that quarter;

- *third*, 75.0% to all unitholders, pro rata, and 25.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives an amount per unit equal to 150.0% of the reset minimum quarterly distribution amount for that quarter; and

- *thereafter*, 50.0% to all unitholders, pro rata, and 50.0% to the holders of the incentive distribution rights, pro rata.

The following table illustrates the percentage allocation of available cash from operating surplus between the unitholders and the holders of the incentive distribution rights at various levels of cash distribution levels pursuant to the cash distribution provision of our partnership agreement in effect at the closing of this offering as well as following a hypothetical reset of the minimum quarterly distribution and cash target distribution levels based on the assumption that the average quarterly cash distribution per common unit during the two fiscal quarters immediately preceding the reset election was $0.70.

	Quarterly Distribution per Unit Prior to Reset	Marginal Percentage Interest in Distribution		Quarterly Distribution per Unit following Hypothetical Reset
		Unitholders	Holders of IDRs	
Minimum Quarterly Distribution	$0.3375	100.0%	0%	$0.70
First Target Distribution	above $0.3375 up to $0.388125	100.0%	0%	above $0.70 up to $0.805 (1)
Second Target Distribution	above $0.388125 up to $0.421875	85.0%	15.0%	above $0.805 up to $0.875 (2)
Third Target Distribution	above $0.421875 up to $0.50625	75.0%	25.0%	above $0.875 up to $1.05 (3)
Thereafter	above $0.50625	50.0%	50.0%	above $1.05

(1) This amount is 115.0% of the hypothetical reset minimum quarterly distribution amount.
(2) This amount is 125.0% of the hypothetical reset minimum quarterly distribution amount.
(3) This amount is 150.0% of the hypothetical reset minimum quarterly distribution amount.

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and the holders of the incentive distribution rights based on an average of the amounts distributed per quarter for the two quarters immediately prior to the reset. The table assumes that there are 26,312,120 common units outstanding and that the average distribution to each common unit is $0.70 for the two quarters prior to the reset. The assumed number of outstanding units assumes the conversion of all subordinated units into common units and no additional unit issuances.

		Prior to Reset			
	Quarterly Distribution per Unit	Cash Distributions to Public Common Unitholders	Cash Distributions to Höegh LNG Common Units	Cash Distributions to Holders of Incentive Distribution Rights	Total Distributions
Minimum Quarterly Distribution	$ 0.3375	$3,240,000	$ 5,640,341	$ —	$ 8,880,341
First Target Distribution	$0.388125	486,000	846,051	—	1,332,051
Second Target Distribution	$0.421875	324,000	564,034	156,712	1,044,746
Third Target Distribution	$ 0.50625	810,000	1,410,085	740,028	2,960,113
Thereafter	$ 0.50625	1,860,000	3,237,973	5,097,974	10,195,947
		$6,720,000	$11,698,484	$5,994,714	$24,413,198

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and the holders of the incentive distribution rights with respect to the quarter after the reset occurs. The table reflects that as a result of the reset there would be 34,875,997 common units outstanding and that the average distribution to each common unit is $0.70. The number of additional common units was calculated by dividing (x) $5,994,714 as the average of the amounts received by Höegh LNG in respect of its incentive distribution rights for the two quarters prior to the reset as shown in the table above by (y) the average of the cash distributions made on each common unit for the two consecutive non-overlapping quarters prior to the reset, or $0.70.

		After Reset			
	Quarterly Distribution per Unit	Cash Distributions to Public Common Unitholders	Cash Distributions to Höegh LNG Common Units	Cash Distributions to Holders of Incentive Distribution Rights	Total Distributions
Minimum Quarterly Distribution	$0.700	$6,720,000	$17,693,198	$ —	$24,413,198
First Target Distribution	$0.805	—	—	—	—
Second Target Distribution	$0.875	—	—	—	—
Third Target Distribution	$1.050	—	—	—	—
Thereafter	$1.050	—	—	—	—
		$6,720,000	$17,693,198	$ —	$24,413,198

Assuming that it continues to hold a majority of our incentive distribution rights, Höegh LNG will be entitled to cause the minimum quarterly distribution amount and the cash target distribution levels to be reset on more than one occasion, provided that it may not make a reset election except at a time when the holders of the incentive distribution rights have received incentive distributions for the prior four consecutive fiscal quarters based on the highest level of incentive distributions that the holders of incentive distribution rights are entitled to receive under our partnership agreement.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with the historical combined carve-out financial statements and related notes of Höegh LNG Partners LP Predecessor and the combined financial statements and related notes of our joint ventures owning the *GDF Suez Neptune* and the *GDF Suez Cape Ann*, each included elsewhere in this prospectus. Among other things, those financial statements include more detailed information regarding the basis of presentation for the following information.

Our predecessor's combined carve-out financial statements include the historical financial data of (1) Höegh Lampung, (2) PT Hoegh (the owner of the *PGN FSRU Lampung* and the Mooring), (3) SRV Joint Gas Ltd. (the joint venture owning the *GDF Suez Neptune*) and (4) SRV Joint Gas Two Ltd. (the joint venture owning the *GDF Suez Cape Ann*). The transfer of the interests will be recorded at Höegh LNG's consolidated book values. Our predecessor accounts for its equity interests in our joint ventures owning the *GDF Suez Neptune* and the *GDF Suez Cape Ann* as equity method investments in its historical combined carve-out financial statements. Rule 3-09 of Regulation S-X requires separate financial statements of 50% or less owned persons accounted for under the equity method by a registrant such as us if either the income or the investment test in Rule 1-02(w) of Regulation S-X exceeds 20%. Furthermore, Rule 3-09(c) of Regulation S-X provides for the combination of Rule 3-09 financial statements if the underlying investments are under common management. In such scenarios, the significance of investments under Rule 1-02(w) of Regulation S-X is to be measured on a combined basis. We have determined that common management exists among our joint ventures owning the *GDF Suez Neptune* and the *GDF Suez Cape Ann*, which exceed the 20% significance tests of Rule 3-09. Accordingly, we present financial information that has been derived from the audited combined financial statements as of and for the years ended December 31, 2013 and 2012 for our joint ventures owning the *GDF Suez Neptune* and the *GDF Suez Cape Ann*, along with the historical combined carve-out financial statements of our predecessor. Such financial statements, including related notes thereto, have been prepared in accordance with U.S. GAAP and are presented in U.S. Dollars.

Some of the information contained in this discussion includes forward-looking statements based on assumptions about our future business. Our actual results could differ materially from those contained in those forward-looking statements. Please read "Forward-Looking Statements" for more information. You should also review the "Risk Factors" for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by those forward-looking statements.

The following discussion assumes that our business was operated as a separate entity prior to its inception. The historical combined carve-out financial statements have been carved out of the consolidated financial statements of Höegh LNG, which owned our interests in Höegh Lampung, PT Hoegh (the owner of the *PGN FSRU Lampung* and the Mooring) and our joint ventures during the periods presented. Höegh LNG's assets, liabilities, revenues and expenses that do not relate to Höegh Lampung and PT Hoegh, our joint venture interests and other assets and liabilities acquired or to be acquired by us are not included in our predecessor's financial statements. Our financial position, results of operations and cash flows reflected in the historical combined carve-out financial statements include all expenses allocable to our business, but may not be indicative of those that would have been achieved had we operated as a separate public entity for all periods presented or of future results. The following financial information has been derived from the historical combined carve-out financial statements and accounting records of our predecessor and our joint ventures and reflects significant assumptions and allocations.

Overview

We are a growth-oriented limited partnership formed by Höegh LNG, a leading floating LNG service provider, to own, operate and acquire FSRUs, LNG carriers and other LNG infrastructure assets under long-term charters, which we define as charters of five or more years. At the closing of this offering, interests in our initial fleet of FSRUs will be contributed to us by Höegh LNG. Upon completion of this offering, Höegh LNG will own our general partner, all of our incentive distribution rights and a 63.5% limited partner interest in us.

such vessel by her charterer, subject to reaching an agreement with Höegh LNG regarding the purchase price and other terms in accordance with the provisions of the omnibus agreement and any rights ABKN has under the related time charter. We may exercise this option at one or more times during such 24-month period. Acceptance occurs after the vessel has been delivered and all inspections and testing of the vessel have been completed in accordance with the applicable charter requirements.

The *Höegh Gallant* and *Hull no. 2551* also are being constructed by HHI and are scheduled for delivery to Höegh LNG from the shipyard in August 2014 and March 2015, respectively. Although the *Höegh Gallant* and *Hull no. 2551* have not yet been chartered, Höegh LNG is involved in several tender processes for FSRU projects globally, and we expect Höegh LNG to secure a charter of five or more years for both of them.

Our Relationship with Höegh LNG

We believe that one of our principal strengths is our relationship with Höegh LNG. This affiliation gives us access to Höegh LNG's long-standing relationships with leading oil and gas companies, utility companies, shipbuilders, financing sources and suppliers, which we believe will allow us to compete more effectively when seeking additional long-term charters for FSRUs, LNG carriers and other LNG infrastructure assets. In addition, we believe Höegh LNG's 40-year track record of providing LNG services and its technical, commercial and managerial expertise, including its leadership in the development of floating liquefaction solutions, will enable us to continue to maintain the high utilization of our fleet to preserve our stable cash flows. We cannot assure you that our relationship with Höegh LNG will lead to high fleet utilization rates or stable cash flows in the future.

Including the vessels that will be contributed to us by Höegh LNG, as of June 30, 2014, Höegh LNG owned and/or operated four LNG carriers and four FSRUs and had two additional FSRU newbuildings on order. With a track record dating back to the delivery of the world's first Moss-type LNG carrier in 1973, we believe that Höegh LNG is one of the most experienced operators of LNG carriers and one of only three operators of FSRUs in the world. Höegh LNG's strategy is to focus on FSRU newbuildings rather than converting older generation LNG carriers into FSRUs, as newbuildings are larger and more efficient and benefit from the latest technological specifications required by customers in order to serve the most complex LNG projects around the world. Höegh LNG has expertise in the FSRU industry, which has enabled it to oversee complex construction specifications for its customers. In addition, Höegh LNG, through its wholly owned subsidiary, Höegh LNG Management, provides ship management services and technical support services to us, which includes technical and maritime management, crewing of the vessels and technical support. Having these ship management services and technical support services provided by Höegh LNG Management ensures that the vessels are maintained and operated to the highest standards when it comes to safety, environmental and technical availability. It also allows for a fully integrated shipping operation, providing newbuilding supervision, project development, crewing, technical management and other services. The operation is certified according to International Standards Organization ("ISO") 9001 and ISO 14001.

Höegh LNG is a Bermuda-based company with an established presence in Oslo, Singapore, London, Miami, Klaipeda and Jakarta, employing approximately 95 onshore employees and approximately 350 seafarers, of whom approximately 280 are employees and 70 are in a crew pool. Höegh LNG was incorporated in 2006 and completed its initial public offering in 2011. Its common shares trade on the Oslo Børs under the symbol "HLNG." The Høegh family's shipping activities began more than 80 years ago and currently now also include a majority interest in Höegh Autoliners, the fifth largest global operator of roll-on/roll-off vessels. Høegh family's shipowning entities now only include LNG carriers and roll-on/roll-off vessels. Upon completion of this offering, Höegh LNG will own our general partner, all of our incentive distribution rights and a 63.5% limited partner interest in us. Pursuant to the omnibus agreement, Höegh LNG will be required to offer to us any LNG carrier or FSRU operating under a charter of five years or more, subject to certain exceptions. Please read "Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement" for a description of our rights to acquire specified assets of Höegh LNG.

events of default that the vessel owner intentionally or deliberately committed for the purpose of terminating the time charter so that the vessel owner could employ the vessel with a third party, the vessel owner will transfer the vessel's title to the charterer.

The vessel owner may terminate the time charter after the occurrence of an event of default by the charterer while such event of default continues. If the charterer fails to pay invoiced amounts when due and such failure continues for a specified number of days following notice from the vessel owner, the vessel owner may suspend its performance and remain on-hire until such failure is corrected.

If the time charter is terminated by the vessel owner for an event of default of the charterer, the charterer will pay the vessel owner a specified termination fee based upon the year in which the time charter is terminated. Under such circumstances, as well as if the time charter is terminated by the charterer for Lampung Governmental Force Majeure, the vessel owner may require that the parties begin negotiation of terms under which the vessel owner would be willing to sell to the charterer a 50% ownership interest in the vessel for a specified amount that declines over time and is based upon the year in which the time charter is terminated. If the charterer terminates the time charter for force majeure other than Lampung Governmental Force Majeure or an event of default of the vessel owner, the charterer may require the parties to begin such negotiation.

The time charter will terminate automatically if the vessel is lost or a constructive total loss.

Indemnification

For losses arising out of claims for illness or injuries to or death of any employees of the vessel owner, the vessel owner's affiliates, certain subcontractors of the vessel owner, persons contracting with the vessel owner under the building contract or the Mooring contract and representatives of each of the foregoing (collectively, the "Lampung Owner's Group"), the vessel owner will indemnify the charterer, certain affiliates and subcontractors of the charterer, persons executing tug charters and terminal use agreements, persons receiving regasified LNG delivered by the vessel and representatives of each of the foregoing (collectively, the "Lampung Charterer's Group"). Reciprocal obligations are imposed on the charterer.

For losses arising out of claims for damage to or loss of the vessel or property, equipment or materials owned or leased by any member of the Lampung Owner's Group, the vessel owner will indemnify the Lampung Charterer's Group. Similarly, the charterer will indemnify the Lampung Owner's Group for losses arising out of claims for damage to or loss of property, equipment or materials owned or leased by any member of the Lampung Charterer's Group or LNG stored on the vessel or the Mooring.

For losses arising from pollution or contamination created by the vessel or the operation thereof or the Mooring, the vessel owner will indemnify the Lampung Charterer's Group; provided, that the vessel owner's aggregate liability for each applicable accident will not exceed $150,000,000. For losses arising from pollution or contamination created by, or directly related to, the operation of the downstream pipeline, any LNG carrier or any vessel operating under a tug charter, the charterer will indemnify the Lampung Owner's Group.

Purchase Option

PGN was granted an option to purchase the *PGN FSRU Lampung* at specified prices based upon the year in which the option is exercised. Such option to purchase may be exercised commencing in June 2018; however, it may not be exercised if either of the charter extension options has expired without exercise. The option is exercisable upon PGN giving us notice specifying the time and date of delivery, which must be after the third anniversary of the date of delivery. The option to purchase survives termination of the time charter. While we currently believe that it is unlikely that the purchase option will be exercised and we believe that the compensation we would receive upon any exercise by PGN of its purchase option would adequately compensate us for the loss of the *PGN FSRU Lampung*, there can be no assurance that any proceeds payable to us upon

Securities to Be Offered

The maximum aggregate number of common units that may be issued pursuant to any and all awards under the LTIP shall not exceed 658,000 common units, subject to adjustment due to recapitalization or reorganization as provided under the LTIP. In addition, if any common units subject to any award are not issued or transferred, or cease to be issuable or transferable for any reason, including (but not exclusively) because units are withheld or surrendered in payment of taxes or any exercise or purchase price relating to an award or because an award is forfeited, terminated, expires unexercised, is settled in cash in lieu of common units or is otherwise terminated without a delivery of units, those common units will again be available for issue, transfer or exercise pursuant to awards under the LTIP, to the extent allowable by law. Common units to be delivered pursuant to awards under the LTIP may be newly issued common units or common units acquired in the open market, from any person, or any combination of the foregoing.

Awards

Unit Options. We may grant unit options to eligible persons. Unit options are rights to acquire common units at a specified price. The exercise price of each unit option granted under the LTIP will be stated in the unit option agreement and may vary; provided, however, that, the exercise price for a unit option must not be less than 100% of the fair market value per common unit as of the date of grant of the unit option. Unit options may be exercised in the manner and at such times as the committee determines for each unit option. The committee will determine the methods and form of payment for the exercise price of a unit option and the methods and forms in which common units will be delivered to a participant.

Unit Appreciation Rights. A unit appreciation right is the right to receive, in cash or in common units, as determined by the committee, an amount equal to the excess of the fair market value of one common unit on the date of exercise over the grant price of the unit appreciation right. The committee may make grants of unit appreciation rights and will determine the time or times at which a unit appreciation right may be exercised in whole or in part. The exercise price of each unit appreciation right granted under the LTIP will be stated in the unit appreciation right agreement and may vary; provided, however, that, the exercise price must not be less than 100% of the fair market value per common unit as of the date of grant of the unit appreciation right.

Restricted Units. A restricted unit is a grant of a common unit subject to a risk of forfeiture, performance conditions, restrictions on transferability and any other restrictions imposed by the committee in its discretion. Restrictions may lapse at such times and under such circumstances as determined by the committee. Cash distributions paid with respect to our common units will be paid to the holder of restricted units without restriction at the same time as such distributions are paid to unitholders generally, unless otherwise specified in the applicable award agreement governing the restricted units.

Unit Awards. The committee may grant common units that are not subject to restrictions to any eligible person in such amounts as the committee, in its sole discretion, may select.

Phantom Units. Phantom units are rights to receive common units, cash or a combination of both at the end of a specified period. The committee may subject phantom units to restrictions (which may include a risk of forfeiture) to be specified in the phantom unit agreement that may lapse at such times and under such circumstances as determined by the committee. Phantom units may be satisfied by delivery of common units, cash equal to the fair market value of the specified number of common units covered by the phantom unit or any combination thereof as determined by the committee. Distribution equivalent rights may be granted in tandem with a phantom unit award, which may provide that cash distribution equivalents will be paid during or after the vesting period with respect to a phantom unit, as determined by the committee.

Distribution Equivalent Rights. The committee may grant distribution equivalent rights in tandem with awards under the LTIP (other than unit awards or an award of restricted units), or distribution equivalent rights may be granted alone. Distribution equivalent rights entitle the participant to receive cash equal to the amount of any

SECURITY OWNERSHIP
OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of units of Höegh LNG Partners LP that will be issued upon the consummation of this offering and the related transactions, beneficial owners of 5.0% or more of the units and all of our directors and executive officers as a group. The table does not reflect any common units that directors and executive officers may purchase in this offering through the directed unit program described under "Underwriting."

Name of Beneficial Owner	Common Units to be Beneficially Owned After the Offering		Subordinated Units to be Beneficially Owned After the Offering		Percentage of Total Common and Subordinated Units to be Beneficially Owned After the Offering
	Number	Percent	Number	Percent	
Höegh LNG Holdings Ltd.(1)	3,556,060	27.0%	13,156,060	100%	63.5%(2)
All directors and executive officers as a group (eight persons)	—	—	—	—	—

(1) Höegh LNG Holdings Ltd. is a public company listed on the Oslo Børs stock exchange. Leif Höegh & Co. Ltd. is the largest shareholder of Höegh LNG Holdings Ltd., holding a 44.4% ownership interest. Leif Höegh & Co. Ltd. is indirectly controlled by Leif O. Høegh and a family trust under which Morten Høegh, one of our directors, is the primary beneficiary.

(2) Assumes no exercise of the option to purchase additional common units. If the underwriters exercise their option to purchase additional common units in full, Höegh LNG's percentage of common units to be beneficially owned after the offering will decrease to 16.1%, and its percentage of total common and subordinated units to be beneficially owned will decrease to 58.0%.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

After this offering, Höegh LNG will own our general partner and will own 3,556,060 common units and 13,156,060 subordinated units, representing an aggregate 63.5% limited partner interest in us, assuming no exercise of the underwriters' option to purchase additional common units, and all of our incentive distribution rights. In addition, our general partner will own a non-economic general partner interest in us. Höegh LNG's ability, as sole member of our general partner, to control the appointment of three of the seven members of our board of directors and to approve certain significant actions we may take, and Höegh LNG's common and subordinated unit ownership and its right to vote the subordinated units as a separate class on certain matters, means that it, together with its affiliates, will have the ability to exercise influence regarding our management.

Distributions and Payments to our General Partner and Its Affiliates

The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with our formation, ongoing operation and any liquidation. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm's-length negotiations.

Formation Stage

The consideration to be received by our general partner and its affiliates in exchange for the transfer to us of the interests in the entities that own the vessels in our fleet . . . .

- 3,556,060 common units and 13,156,060 subordinated units to be issued to Höegh LNG;

- a non-economic general partner interest in us;

- the incentive distribution rights to be issued to Höegh LNG; and

- $16.3 million cash distribution from the proceeds of this offering to Höegh LNG.

Please read "Summary—Formation Transactions" for further information about our formation and assets contributed to us in connection with the closing of this offering.

The common units and subordinated units to be owned by Höegh LNG after giving effect to this offering represent a 63.5% limited partner interest in us, assuming no exercise of the underwriters' option to purchase additional common units. For more information, please read "Our Partnership Agreement—Voting Rights" and "Our Partnership Agreement—Amendment of Our Partnership Agreement."

Operational Stage

Distributions of available cash to our general partner and its affiliates . . . . .

We will generally make cash distributions of available cash to unitholders (including Höegh LNG, the owner of our general partner and the holder of 3,556,060 common units and all of our subordinated units).

In addition, if distributions exceed the minimum quarterly distribution and other higher target levels, Höegh LNG, as the holder of the incentive distribution rights, will be entitled to increasing percentages of the distributions, up to 50.0% of the distributions above the highest target level. We refer to the rights to the increasing distributions as "incentive distribution rights." Please read "How We Make Cash Distributions—Incentive Distribution Rights" for more information regarding the incentive distribution rights.

Assuming we have sufficient available cash to pay the full minimum quarterly distribution on all of our outstanding units for four quarters, but no distributions in excess of the full minimum quarterly distribution, Höegh LNG would receive an annual distribution of approximately $22.6 million on its common and subordinated units.

Payments to our general partner and its affiliates . . . .

Our general partner will not receive compensation from us for any services it provides on our behalf. Our general partner and its affiliates will be entitled to reimbursement for all direct and indirect expenses they incur on our behalf. In addition, our joint ventures will pay fees to Höegh LNG Management for ship management services, and our subsidiary will reimburse Höegh Norway for expenses Höegh Norway incurs for technical support services. In addition, our subsidiary Höegh UK will pay fees to certain affiliates of our general partner and reimburse certain affiliates of our general partner for expenses related to its provision of certain administrative services to us and our operating company pursuant to the Höegh Norway Administrative Services Agreement. Please read "—Agreements Governing the Transactions—Ship Management Agreements" and "—Agreements Governing the Transactions—Administrative Services Agreements."

Withdrawal or removal of our general partner . . . .

If our general partner withdraws or is removed, its general partner interest will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. Please read "Our Partnership Agreement—Withdrawal or Removal of our General Partner."

Liquidation Stage

Liquidation . . . .

Upon our liquidation, the partners, including our general partner, will be entitled to receive liquidating distributions as described in "Our Partnership Agreement—Liquidation and Distribution of Proceeds."

Agreements Governing the Transactions

We, our general partner, our subsidiaries and certain affiliates have entered into or will enter into various documents and agreements that will effect the transactions relating to our formation and this offering, including the vesting of assets in, and the assumption of liabilities by, us and our subsidiaries. These agreements will not be the result of arm's-length negotiations and they, or any of the transactions that they provide for, may not be effected on terms at least as favorable to the parties to these agreements as they could have obtained from

- assisting in negotiations and reviewing contracts and insurance policies;
- technical support and advice, including in relation to:
  - identification, assessment and resolution of technical issues;
  - information technology;
  - health, safety and the environment; and
  - maintaining, developing and improving a quality assurance system to ensure compliance with relevant mandatory international rules, regulations and standards;
- financial and cash management support, including budgeting, reporting and preparation of annual audited reports;
- in-house legal support;
- general administrative and back-office support;
- research and development; and
- training for employees.

Each month, PT Hoegh pays Höegh Norway a fee for the provision of the technical information, including the intellectual property rights, and the services. The monthly fee consists of (i) a license fee and (ii) a service fee consisting of a *pro rata* payment of the estimated annual costs incurred by Höegh Norway under the technical information and services agreement and a 5.0% fee on such payment. The service fee is reconciled annually with the actual costs incurred by Höegh Norway during the prior calendar year. Any amounts payable after such reconciliation must be paid by the owing party no later than 44 days after the end of each such calendar year. We project that PT Hoegh will pay Höegh Norway approximately $0.3 million total under the technical information and services agreement for the 12-month period ending September 30, 2015.

Under the technical information and services agreement, PT Hoegh indemnifies Höegh Norway against all losses arising under the technical information and services agreement in connection with (i) losses suffered by third parties, (ii) the personal injury, sickness or death of any person that itself or together with its affiliates holds more than half of PT Hoegh's issued share capital or any of PT Hoegh's officers, directors, employees, agents, representatives, advisors and contractors and (iii) loss of or damage to property owned or under the custody of PT Hoegh or any party listed above in section (ii) of this paragraph.

Master Spare Parts Supply Agreement

PT Hoegh and Höegh Asia will enter into a master spare parts supply agreement, pursuant to which Höegh Asia supplies certain spare parts and supplies for the *PGN FSRU Lampung* and the Mooring to PT Hoegh. PT Hoegh, from time to time, submits an order, which may be freely accepted or declined, to Höegh Asia for the supply of spare parts, lubricating oils and other provisions. In respect of each accepted order, Höegh Asia submits an invoice to PT Hoegh consisting of the actual cost of the supplied services and a 5.0% fee on the cost of such supplied services, which must be paid by PT Hoegh no more than 14 days after receipt of such invoice.

Master Maintenance Agreement

PT Hoegh and Höegh Shipping will enter into a master maintenance agreement, pursuant to which Höegh Shipping provides certain maintenance services to PT Hoegh. PT Hoegh, from time to time, submits an order, which may be freely accepted or declined, to Höegh Shipping for the supply of services, including maintenance of the *PGN FSRU Lampung*, its systems and equipment and the Mooring. In respect of each accepted order, Höegh Shipping submits an invoice to PT Hoegh consisting of the actual cost of the supplied services and a 5.0% fee on the cost of such supplied services, which must be paid by PT Hoegh no more than 14 days after receipt of such invoice.

The provision of our partnership agreement preventing the amendments having the effects described in clauses (1) through (5) above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by our general partner and its affiliates). Upon completion of this offering, the owner of our general partner will own approximately 63.5% of our outstanding common and subordinated units, assuming no exercise of the underwriters' option to purchase additional common units.

No Unitholder Approval

Our board of directors may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

(1) a change in our name, the location of our principal place of business, our registered agent or our registered office;

(2) the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

(3) a change that our board of directors determines to be necessary or appropriate for us to qualify or to continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the Marshall Islands Act;

(4) an amendment that is necessary, upon the advice of our counsel, to prevent us or our officers or directors or our general partner or their or its agents or trustees from in any manner being subjected to the provisions of the U.S. Investment Company Act of 1940, the U.S. Investment Advisors Act of 1940, or plan asset regulations adopted under the U.S. Employee Retirement Income Security Act of 1974 whether or not substantially similar to plan asset regulations currently applied or proposed;

(5) an amendment that our board of directors determines to be necessary or appropriate for the authorization of additional partnership interests or rights to acquire partnership interests, including any amendment that our board of directors determines is necessary or appropriate in connection with:

•   the adjustments of the minimum quarterly distribution, first target distribution, second target distribution and third target distribution in connection with the reset of our incentive distribution rights as described under "How We Make Cash Distributions—Höegh LNG's Right to Reset Incentive Distribution Levels;"

•   the implementation of the provisions relating to Höegh LNG's right to reset the incentive distribution rights in exchange for common units;

•   any modification of the incentive distribution rights made in connection with the issuance of additional partnership interests or rights to acquire partnership interests, provided that, any such modifications and related issuance of partnership interests have received approval by a majority of the members of the conflicts committee of our board of directors; or

•   any amendment expressly permitted in our partnership agreement to be made by our board of directors acting alone;

(6) an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

(7) any amendment that our board of directors determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement;

(8) a change in our fiscal year or taxable year and related changes;

(9) certain mergers or conveyances as set forth in our partnership agreement; or

(10) any other amendments substantially similar to any of the matters described in clauses (1) through (9) above.

successor is not elected, or is elected but an opinion of counsel regarding limited liability cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period of time after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. Please read "—Termination and Dissolution."

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 75% of the outstanding common and subordinated units, including units held by our general partner and its affiliates, voting together as a single class, and we receive an opinion of counsel regarding limited liability. The ownership of more than 25% of the outstanding units by our general partner and its affiliates or the control of our board of directors by our general partner and its affiliates would provide the practical ability to prevent our general partner's removal. At the closing of this offering, our general partner and its affiliates will own approximately 63.5% of the outstanding common and subordinated units, assuming no exercise of the underwriters' option to purchase additional common units. Any removal of our general partner is also subject to the successor general partner being approved by the vote of the holders of a majority of the outstanding common units and subordinated units, voting as a single class.

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal:

- the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

- any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

- the holder of the incentive distribution rights will have the right to convert such incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests at the time.

In the event of removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest owned by the departing general partner for a cash payment equal to the fair market value of that interest. Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner for its fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner's general partner interest and the incentive distribution rights of any holder thereof will automatically convert into common units equal to the fair market value of those interests as determined by an independent investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, any employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Limited Call Right

If at any time our general partner and its affiliates hold more than 80% of the then-issued and outstanding partnership interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining partnership interests of the class held by unaffiliated persons as of a record date to be selected by the general partner, on at least 10 but not more than 60 days' written notice at a price equal to the greater of (x) the average of the daily closing prices of the Partnership interests of such class over the 20 trading days preceding the date three days before the notice of exercise of the call right is first mailed and (y) the highest price paid by our general partner or any of its affiliates for partnership interests of such class during the 90-day period preceding the date such notice is first mailed. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of this limited call right and has no fiduciary duty in determining whether to exercise this limited call right.

As a result of the general partner's right to purchase outstanding partnership interests, a holder of partnership interests may have the holder's partnership interests purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of common units in the market. Please read "Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—Sale, Exchange or Other Disposition of Common Units" and "Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of Non-U.S. Holders—Disposition of Units."

At the completion of this offering and assuming no exercise of the underwriters' option to purchase additional common units, Höegh LNG, the sole member of our general partner, will own approximately 27.0% of our common units. At the end of the subordination period, assuming no additional issuances of common units, no exercise of the underwriters' option to purchase additional common units and conversion of all of our subordinated units into common units, Höegh LNG will own approximately 63.5% of our common units.

Board of Directors

Under our partnership agreement, our general partner has irrevocably delegated to our board of directors the authority to oversee and direct our operations, policies and management on an exclusive basis, and such delegation will be binding on any successor general partner of the Partnership. Immediately following this offering our board of directors will be comprised of four persons appointed by Höegh LNG in its sole discretion. Following our first annual meeting of unitholders, our board of directors will consist of seven members, three of whom will be appointed by our general partner in its sole discretion and four of whom will be elected by our common unitholders.

Our board of directors nominates individuals to stand for election as elected board members on a staggered basis at an annual meeting of our limited partners. In addition, any limited partner or group of limited partners that holds beneficially 10% or more of the outstanding common units is entitled to nominate one or more individuals to stand for election as elected board members at the annual meeting by providing written notice to our board of directors not more than 120 days nor less than 90 days prior to the meeting. However, if the date of the annual meeting is not publicly announced by us at least 100 days prior to the date of the meeting, the notice must be delivered to our board of directors not later than 10 days following the public announcement of the meeting date. The notice must set forth:

- the name and address of the limited partner or limited partners making the nomination or nominations;

- the number of common units beneficially owned by the limited partner or limited partners;

- the information regarding the nominee(s) proposed by the limited partner or limited partners as required to be included in a proxy statement relating to the solicitation of proxies for the election of directors filed pursuant to the proxy rules of the SEC;

UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered by this prospectus, our general partner and its affiliates will hold an aggregate of 3,556,060 common units and 13,156,060 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period. The sale of these common and subordinated units could have an adverse impact on the price of the common units or on any trading market that may develop.

The common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act. None of our directors or officers own any common units prior to this offering; however, they may purchase common units through the directed unit program or otherwise. Please read "Underwriting." Assuming all of the 480,000 units reserved for issuance under the directed unit program are sold to participants in the program, 4,036,060 common units will be held by persons who have contractually agreed not to sell such units for 180 days following the date of this prospectus. Any common units held by an "affiliate" of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption from the registration requirements of the Securities Act pursuant to Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of ours to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

- 1% of the total number of the class of securities outstanding; or

- the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned common units for at least six months (provided we are in compliance with the current public information requirement) or one year (regardless of whether we are in compliance with the current public information requirement), would be entitled to sell those common units under Rule 144 without regard to the public information requirements, volume limitations, manner of sale provisions and notice requirements of Rule 144.

Our partnership agreement provides that we may issue an unlimited number of limited partner interests of any type without a vote of the unitholders. Any issuance of additional common units or other equity securities would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read "Our Partnership Agreement—Issuance of Additional Interests."

Under our partnership agreement, our general partner and its affiliates have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any common units that they hold. Subject to the terms and conditions of our partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any common units to require registration of any of these common units and to include any of these common units in a registration by us of other common units, including common units offered by us or by any unitholder. Our general partner and its affiliates will continue to have these registration rights for two years following its withdrawal or removal as our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts and commissions. Except as described below, our general partner and its affiliates may sell their common units in private transactions at any time, subject to compliance with applicable laws.

We, our directors and executive officers, our subsidiaries and our general partner and its affiliates, including Höegh LNG, have agreed not to sell any common units for a period of 180 days from the date of this prospectus, subject to certain exceptions and extensions. Additionally, all participants in the directed unit program have agreed not to sell any common units for a period of 180 days from the date of this prospectus, subject to certain exceptions and extensions. Please read "Underwriting" for a description of these lock-up provisions.

purchaser's tax basis in its common units and thereafter as capital gain. These estimates are based upon the assumption that we will pay the minimum quarterly distribution of $0.3375 per unit on our common units during the referenced period and on other assumptions with respect to our earnings, capital expenditures and cash flow for this period. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties that are beyond our control. Further, these estimates are based on current U.S. federal income tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct. The actual percentage of total cash distributions that will constitute dividend income could be higher or lower, and any differences could be material or could materially affect the value of the common units.

Sale, Exchange or Other Disposition of Common Units

Subject to the discussion of PFIC status below, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of our units in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's adjusted tax basis in such units. The U.S. Holder's initial tax basis in its units generally will be the U.S. Holder's purchase price for the units and that tax basis will be reduced (but not below zero) by the amount of any distributions on the units that are treated as non-taxable returns of capital (as discussed above under "—U.S. Federal Taxation of Distributions" and "—Ratio of Dividend Income to Distributions"). Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Certain U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. A U.S. Holder's ability to deduct capital losses is subject to limitations. Such capital gain or loss generally will be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes.

Medicare Tax on Net Investment Income

Certain U.S. Holders, including individuals, estates and trusts, will be subject to an additional 3.8% Medicare tax on, among other things, dividends and capital gains from the sale or other disposition of equity interests. For individuals, the additional Medicare tax applies to the lesser of (i) "net investment income" or (ii) the excess of "modified adjusted gross income" over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). "Net investment income" generally equals the taxpayer's gross investment income reduced by deductions that are allocable to such income. Unitholders should consult their tax advisors regarding the implications of the additional Medicare tax resulting from their ownership and disposition of our common units.

PFIC Status and Significant Tax Consequences

Adverse U.S. federal income tax rules apply to a U.S. Holder that owns an equity interest in a non-U.S. corporation that is classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which the holder held our units, either:

- at least 75.0% of our gross income (including the gross income of our vessel-owning subsidiaries) for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

- at least 50.0% of the average of the values of the assets held by us (including the assets of our vessel-owning joint ventures and subsidiaries) at the end of each quarter during such taxable year produce, or are held for the production of, passive income.

Income earned, or treated as earned (for U.S. federal income tax purposes), by us in connection with the performance of services would not constitute passive income. By contrast, rental income generally would constitute "passive income" unless we were treated as deriving that rental income in the active conduct of a trade or business under the applicable rules.

UNDERWRITING

Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of common units set forth opposite the underwriter's name.

Underwriter	Number of Common Units
Citigroup Global Markets Inc.	
Merrill Lynch, Pierce, Fenner & Smith Incorporated	
Morgan Stanley & Co. LLC	
Barclays Capital Inc.	
UBS Securities LLC	
Total	9,600,000

The business address of Citigroup Global Markets Inc. is 388 Greenwich Street, New York, NY 10013. The business address of Merrill Lynch, Pierce, Fenner & Smith Incorporated is One Bryant Park, New York, NY 10036. The business address of Morgan Stanley & Co. LLC is 1585 Broadway, New York, NY 10036.

The underwriting agreement provides that the obligations of the underwriters to purchase the common units included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the common units (other than those covered by the underwriters' option to purchase additional common units described below) if they purchase any of the common units.

Common units sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any common units sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $ per common unit. If all the common units are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to make sales to discretionary accounts to exceed five percent of the total number of our common units offered by them.

If the underwriters sell more common units than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,440,000 additional common units at the public offering price less the underwriting discount. To the extent the option is exercised, each underwriter must purchase a number of additional common units approximately proportionate to that underwriter's initial purchase commitment. Any common units issued or sold under the option will be issued and sold on the same terms and conditions as the other common units that are the subject of this offering.

We, our officers and directors, our general partner and Höegh LNG have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup Global Markets Inc., dispose of or hedge any common units or any securities convertible into or exchangeable for our common units. Citigroup Global Markets Inc., in its sole discretion, may release any of the securities subject to these lock-up agreements at any time that, in the case of officers and directors, shall be with notice.

At our request, the underwriters have reserved up to 5.0% of the common units for sale at the initial public offering price to persons who are directors, officers or employees, or who are otherwise associated with us through a directed unit program. The number of units available for sale to the general public will be reduced by the number of directed units purchased by participants in the program. Except for certain of our officers, directors and employees who have entered into lock-up agreements as contemplated in the immediately preceding paragraph, each person buying common units through the directed unit program has agreed that, for a period of 180 days from the date of this prospectus, he or she will not, without the prior written consent of Citigroup Global Markets Inc., dispose of or hedge any common units or any securities convertible into or exchangeable for our common units with respect to common units purchased in the program. For certain officers, directors and employees purchasing common units through the directed unit program, the lock-up agreements contemplated in the immediately preceding paragraph shall govern with respect to their purchases. Citigroup Global Markets Inc., in its sole discretion, may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice. Any directed units not purchased will be offered by the underwriters to the general public on the same basis as all other common units offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed units.

Prior to this offering, there has been no public market for our common units. Consequently, the initial public offering price for the common units will be determined by negotiations among us and the representatives. Among the factors to be considered in determining the initial public offering price will be our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the common units will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common units will develop and continue after this offering.

We have applied to list our common units on the New York Stock Exchange, under the symbol "HMLP."

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional common units.

	Paid by Höegh LNG Partners LP	
	No Exercise	Full Exercise
Per common unit	$	$
Total	$	$

We will pay an aggregate structuring fee equal to 0.5% of the gross proceeds of common units in this offering to Citigroup Global Markets Inc. This structuring fee will compensate Citigroup Global Markets Inc. for providing advice regarding our capital structure, the terms of the offering, the terms of our partnership agreement and the terms of certain other agreements between us and our affiliates.

We estimate that the expenses of this offering, not including the underwriting discount and structuring fee, will be approximately $2.7 million, all of which will be paid by us.

In connection with the offering, the underwriters may purchase and sell common units in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the underwriters' option to purchase additional common units, and stabilizing purchases.

- Short sales involve secondary market sales by the underwriters of a greater number of common units than they are required to purchase in the offering.

  - "Covered" short sales are sales of common units in an amount up to the number of common units represented by the underwriters' option to purchase additional common units.

  - "Naked" short sales are sales of common units in an amount in excess of the number of common units represented by the underwriters' option to purchase additional common units.

- Covering transactions involve purchases of common units either pursuant to the underwriters' option to purchase additional common units or in the open market in order to cover short positions.

  - To close a naked short position, the underwriters must purchase common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be

EXPENSES RELATED TO THIS OFFERING

The following table sets forth the main costs and expenses, other than the underwriting discounts and commissions and structuring fees, in connection with this offering, which we will be required to pay.

SEC registration fee	$ 29,861
Financial Industry Regulatory Authority filing fee	29,440
Stock exchange listing fee	125,000
Legal fees and expenses	1,680,000
Accounting fees and expenses	319,000
Printing and engraving costs	300,000
Transfer agent fees and other	5,000
Miscellaneous	211,699
Total	$2,700,000

All amounts are estimated, except the SEC registration fee, the Financial Industry Regulatory Authority filing fee and the listing fee.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1 regarding the common units. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common units offered in this prospectus, you may wish to review the full registration statement, including its exhibits. The registration statement, including the exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates or from the SEC's website on the Internet at http://www.sec.gov free of charge. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our registration statement can also be inspected and copied at the offices of the   .

Upon completion of this offering, we will be subject to the information requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), and, in accordance therewith, we will be required to file with the SEC annual reports on Form 20-F within four months of our fiscal year-end, and provide to the SEC other material information on Form 6-K. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC's website as provided above. We expect to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, which will be operational after this offering, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, certain rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal unitholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, including the filing of quarterly reports or current reports on Form 8-K. However, we intend to furnish or make available to our unitholders annual reports containing our audited consolidated financial statements prepared in accordance with U.S. GAAP and make available to our unitholders quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each fiscal year. Our annual report will contain a detailed statement of any transactions with our general partner or its affiliates, and of fees, commissions, compensation and other benefits paid or accrued to our general partner or its affiliates for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

Höegh LNG Partners LP (the "Partnership") was formed on April 28, 2014 as a limited partnership under the laws of the Republic of the Marshall Islands (the "Marshall Islands") in connection with the Partnership's proposed initial public offering of its common units (the "IPO"). The Partnership's unaudited pro forma combined balance sheet as of March 31, 2014 has been prepared based on the combined carve-out balance sheet of the predecessor to Höegh LNG Partners LP (the "Predecessor") as of March 31, 2014, which has been carved out of the consolidated financial statements of Höegh LNG Holdings Ltd. ("Höegh LNG"). The Predecessor had interests in certain floating storage and regasification units ("FSRUs") and a newbuilding FSRU and mooring. The Partnership's unaudited pro forma combined balance sheet assumes that the IPO and related transactions occurred on March 31, 2014.

The unaudited pro forma combined balance sheet as of March 31, 2014 assumes the following transactions occurred on such date:

- the acquisition by the Partnership of Hoegh LNG Lampung Pte Ltd. and the 50% interest in each of SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd. (the "Joint Ventures"), currently owned by Höegh LNG;

- the acquisition by the Partnership of (i) $22.9 million in aggregate principal and accrued interest amounts of shareholder loans made by Hoegh LNG to the Joint Ventures, (ii) the receivable for the $40 million promissory note and accrued interest due to Hoegh LNG related to Höegh Lampung and (iii) the receivable for the remaining accrued interest on the promissory notes settled due to Höegh LNG;

- the issuance by the Partnership to Höegh LNG of 3,556,060 common units and 13,156,060 subordinated units, representing an aggregate 63.5% limited partner interest in the Partnership, and all of the Partnership's incentive distribution rights;

- the issuance by the Partnership to Höegh LNG GP LLC of a non-economic general partner interest in the Partnership;

- the issuance and sale by the Partnership to the public of 9,600,000 common units, representing a 36.5% limited partner interest in the Partnership;

- the payment of approximately $15.7 million in offering fees and expenses from the IPO proceeds;

- the making of a loan of up to $140 million to Höegh LNG with the net proceeds of the IPO, in exchange for a note bearing interest at a rate of 5.88% per annum;

- the distribution of $16.3 million to Hoegh LNG from the IPO proceeds; and

- the entry into a new $85 million sponsor credit facility with Höegh LNG.

The historical combined carve-out balance sheet has been adjusted to give effect to pro forma items that are: (1) directly attributable to the IPO and the related transactions, (2) expected to have a continuing impact on the Partnership and (3) factually supportable. The unaudited pro forma combined balance sheet and accompanying notes have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"), and should be read together with the Predecessor's historical combined carve-out financial statements and related notes included elsewhere in this prospectus.

HÖEGH LNG PARTNERS LP
UNAUDITED PRO FORMA COMBINED BALANCE SHEET

(in thousands of U.S. Dollars)

	As of March 31, 2014		
	Höegh LNG Partners LP Predecessor(a)	Adjustments	Höegh LNG Partners LP Pro Forma
ASSETS			
Current assets			
Cash and cash equivalents	$ 4,957	$ 20,000 (f)	$ 24,957
Unbilled construction contract income	83,601	—	83,601
Advances to joint ventures	6,983	—	6,983
Promissory note from Höegh LNG	—	140,000 (f)	140,000
Deferred debt issuance cost	4,003	—	4,003
Current deferred tax asset	635	—	635
Prepaid expenses and other receivables	750	—	750
Total current assets	100,929	160,000	260,929
Total long-term assets			
Restricted cash	—	—	—
Newbuildings	126,165	—	126,165
Other equipment	78	—	78
Advances to joint ventures	15,961	—	15,961
Deferred debt issuance cost	14,630	—	14,630
Deferred charges	3,861	—	3,861
Long-term deferred tax asset	231	—	231
Other long-term assets	—	—	—
Total long-term assets	160,926	—	160,926
Total assets	$261,855	$160,000	$421,855
LIABILITIES AND EQUITY			
Current liabilities			
Current portion of long-term debt	$ 41,631	$ —	$ 41,631
Trade payables	19	—	19
Amounts due to owners and affiliates	7,446	—	7,446
Sponsor credit facility	—	— (g)	—
Loans and promissory notes due to owners and affiliates	45,132	(45,132)(b)	—
Value added and withholding tax liability	2,028	—	2,028
Derivative financial instruments	2,865	—	2,865
Current deferred tax liability	—	—	—
Accrued liabilities and other payables	11,565	—	11,565
Total current liabilities	110,686	(45,132)	65,554
Long-term liabilities			
Accumulated losses of joint ventures	55,971	—	55,971
Long-term debt	54,369	—	54,369
Derivative financial instruments	601	—	601
Prepaid and deferred revenue	895	—	895
Total long-term liabilities	111,836	—	111,836
Total liabilities	222,522	(45,132)	177,390
EQUITY			
Owner's equity	39,333	(39,333)	—
General partner	—	— (d),(h)	—
Common units held by public	—	176,340 (e)	176,340
Common units held by Höegh LNG	—	14,496 (c),(h)	14,496
Subordinated units held by Höegh LNG	—	53,629 (c),(h)	53,629
Total equity	39,333	205,132	244,465
Total liabilities and equity	$261,855	$160,000	$421,855

See accompanying notes to the unaudited pro forma combined balance sheet.

1. Basis of Presentation

The unaudited pro forma combined balance sheet as of March 31, 2014 assumes the following transactions occurred on such date:

- the acquisition by the Partnership of Hoegh LNG Lampung Pte Ltd. and the 50% interest in each of SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd., currently owned by Höegh LNG;

- the acquisition by the Partnership of (i) $22.9 million in aggregate principal and accrued interest amounts of shareholder loans made by Hoegh LNG to the Joint Ventures, (ii) the receivable for the $40 million promissory note and accrued interest due to Hoegh LNG related to Höegh Lampung and (iii) the receivable for the remaining accrued interest on the promissory notes settled due to Höegh LNG;

- the issuance by the Partnership to Höegh LNG of 3,556,060 common units and 13,156,060 subordinated units, representing an aggregate 63.5% limited partner interest in the Partnership, and all of the Partnership's incentive distribution rights;

- the issuance by the Partnership to Höegh LNG GP LLC of a non-economic general partner interest in the Partnership;

- the issuance and sale by the Partnership to the public of 9,600,000 common units, representing a 36.5% limited partner interest in the Partnership;

- the payment of approximately $15.7 million in offering fees and expenses from the IPO proceeds;

- the making of a loan of up to $140 million to Höegh LNG with the net proceeds of the IPO, in exchange for a note bearing interest at a rate of 5.88% per annum;

- the distribution of $16.3 million to Hoegh LNG from the IPO proceeds; and

- the entry into a new $85 million revolving credit facility with Höegh LNG.

The effect on the unaudited pro forma combined balance sheet of certain of the transactions described above is more fully described in note 3. The unaudited pro forma combined balance sheet includes the net assets of the Predecessor.

No working capital adjustments have been reflected in this pro forma combined balance sheet.

The unaudited pro forma combined financial information was derived by adjusting the historical unaudited combined carve-out financial statements of the Predecessor. The adjustments reflected in the unaudited pro forma combined balance sheet are based on currently available information and certain estimates and assumptions; therefore, actual results may differ from the pro forma adjustments. However, management believes that the assumptions used provide a reasonable basis for presenting the significant effects of the IPO and the related transactions, and that the pro forma adjustments in the unaudited pro forma combined balance sheet give appropriate effect to the assumptions.

The unaudited pro forma combined balance sheet does not purport to represent the Partnership's financial position had the IPO and related transactions actually been completed on the date indicated. In addition, it does not project the Partnership's financial position for any future date or period. The unaudited pro forma combined balance sheet and accompanying notes have been prepared in accordance with U.S. GAAP, and should be read together with the Predecessor's historical combined carve-out financial statements and related notes included elsewhere in this prospectus.

In the opinion of management, this unaudited pro forma combined balance sheet contains all the adjustments necessary for a fair presentation.

2. Summary of Significant Accounting Policies

The accounting policies followed in preparing the unaudited pro forma combined balance sheet are those used by the Predecessor as set forth in the Predecessor's historical combined carve-out financial statements contained elsewhere in this prospectus.

3. Pro Forma Adjustments and Assumptions

Formation and Initial Public Offering of Höegh LNG Partners LP

(a) The interim condensed combined carve-out balance sheet of Höegh LNG Partners LP Predecessor includes the following formation transactions and, therefore, no pro forma adjustments are required for:

  • the acquisition by the Partnership of Hoegh LNG Lampung Pte. Ltd. and the 50% interest in each of SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd., currently owned by Höegh LNG;

  • the acquisition by the Partnership of $22.9 million in aggregate principal and accrued interest amounts of shareholder loans made by Höegh LNG to the Joint Ventures;

The unaudited pro forma combined balance sheet gives pro forma effect to the following formation and initial public offering transactions as if they had occurred on March 31, 2014. The pro forma adjustments include:

(b) the acquisition by the Partnership of the receivable for (i) the $40 million promissory note and accrued interest of $ 0.7 million due to Höegh LNG related to Höegh Lampung, (ii) the remaining accrued interest of $1.6 million on the $48.5 million promissory note to Höegh LNG and (iii) the remaining accrued interest of $2.8 million on the $101.5 million promissory note to Höegh LNG. The receivables and the associated payable related to Höegh Lampung eliminate in combination for the pro forma balance sheet;

(c) the issuance by the Partnership to Höegh LNG of 3,556,060 common units and 13,156,060 subordinated units, representing an aggregate 63.5% limited partner interest in the Partnership, and all of the Partnership's incentive distribution rights;

(d) the issuance by the Partnership to Höegh LNG GP LLC of a non-economic general partner interest in the Partnership;

(e) the issuance and sale by the Partnership to the public of 9,600,000 common units, representing a 36.5% limited partner interest in the Partnership at the assumed initial public offering price of $20.00 per unit for gross proceeds of $192.0 million. Common units held by the public are reflected at the value of proceeds net of the payment of approximately $15.7 million in offering fees and expenses from the IPO proceeds as follows:

	in thousands of U.S. dollars
Gross proceeds of the offering	$192,000
Payment of offering fees and expenses	15,660
Net proceeds from common units	$176,340

(f) the cash from the gross proceeds was utilized as follows:

  • the payment of approximately $15.7 million in offering fees and expenses from the IPO proceeds

  • the making of a loan of up to $140 million to Höegh LNG with the net proceeds of the IPO, in exchange for a note bearing interest at a rate of 5.88% per annum;

  • the distribution of $16.3 million to Höegh LNG from the IPO proceeds; and

- retaining $20 million for general partnership purposes from the IPO proceeds; as follows:

	in thousands of U.S. dollars
Gross proceeds of the offering	$ 192,000
Payment of offering fees and expenses	(15,660)
$140 million loan to Höegh LNG	(140,000)
$16.3 million distribution to Höegh LNG	(16,340)
$20 million cash for general purposes	$ 20,000

Financing

The unaudited pro forma combined balance sheet gives pro forma effect to the following financing transaction as if it had occurred on March 31, 2014:

(g) the entry into a new $85 million revolving credit facility with Höegh LNG which will have no borrowings outstanding immediately following the completion of the IPO.

Assignment of equity

The unaudited pro forma combined balance sheet gives pro forma effect to the allocation of partner's equity as follows:

(h) the allocation of the pro forma equity of the predecessor from owner's equity to general partner, common units and subordinated units owned by Höegh LNG was determined as follows:

	Units	in thousands of U.S. dollars, except per unit data
Total pro forma assets, after contribution from /distribution to parent		$ 421,855
Total pro forma liabilities		(177,390)
Total partner's equity		244,465
Less: common units acquired by the public		(176,340)
Interest held by general partner and affiliates		$ 68,125
Interest held by general partner and affiliates is allocated as follows:		
Interest held by general partner and affiliates		68,125
Divided by units held by general partner and affiliates	16,712,120	16,712
Interest held by general partner and affiliates on a per unit basis		4.08
Multiplied by: Höegh LNG common units	3,556,060	14,496
Interest held by general partner and affiliates on a per unit basis		4.08
Multiplied by: Höegh LNG subordinated units	13,156,060	53,629
Interest held by general partner and affiliates on a per unit basis		4.08
Multiplied by: General partner units	—	—
Allocated interest held by general partner and affiliates:		
Höegh LNG common units		$ 14,496
Höegh LNG subordinated units		$ 53,629
General partner units		$ —

4. Pro Forma Net Tangible Book Value

The Pro forma net tangible book value before and after the offering are as follows:

	As of March 31, 2014	
	Before offering:	After offering:
	Höegh LNG Partners LP Predecessor	Höegh LNG Partners LP Pro Forma
Total assets	$261,855	$421,855
Less:		
Total liabilities	222,522	177,390
Pro forma net tangible book value	$ 39,333	$244,465

5. Commitments and Contingencies

Commitments and contingencies are set out in the Predecessor's historical combined carve-out financial statements contained elsewhere in this prospectus.

"***Cumulative Common Unit Arrearage***" means, with respect to any Common Unit, whenever issued, and as of the end of any Quarter, the excess, if any, of (a) the sum of the Common Unit Arrearage with respect to an Initial Common Unit for each of the Quarters within the Subordination Period ending on or before the last day of such Quarter over (b) the sum of any distributions theretofore made pursuant to Section 6.2(a)(ii) and the second sentence of Section 6.3 with respect to an Initial Common Unit (including any distributions to be made in respect of the last of such Quarters).

"***Current Market Price***" means, in respect of any class of Limited Partner Interests, as of the date of determination, the average of the daily Closing Prices per Limited Partner Interest of such class for the 20 consecutive Trading Days immediately prior to such date.

"***Deferred Issuance and Distribution***" means both (a) the issuance by the Partnership of additional Common Units that is equal to the excess, if any, of (x) 1,440,000 minus (y) the aggregate number, if any, of Common Units actually purchased by and issued to the Underwriters pursuant to the Over-Allotment Option on the Option Closing Date(s), and (b) distributions of cash pursuant to the Contribution Agreement in an amount equal to the total amount of cash contributed by the Underwriters to the Partnership on or in connection with any Option Closing Date with respect to Common Units issued by the Partnership upon the applicable exercise of the Over-Allotment Option in accordance with Section 5.2, if any.

"***Departing General Partner***" means a former General Partner from and after the effective date of any withdrawal or removal of such former General Partner pursuant to Section 11.1 or Section 11.2.

"***Depositary***" means, with respect to any Units issued in global form, The Depository Trust Company and its successors and permitted assigns.

"***Elected Directors***" means the members of the Board of Directors who are elected as such in accordance with the provisions of Article VII and at least three (3) of whom are not: (a) security holders, officers or employees of the General Partner, (b) officers or employees of any Affiliate of the General Partner, (c) holders of any ownership interest in the Partnership Group (other than Common Units or awards granted to such director under any long-term incentive plan of any Group Member) and who also meet the independence standards required of directors who serve on an audit committee of a board of directors established by the Securities Exchange Act, and the rules and regulations of the Commission thereunder and by the National Securities Exchange on which the Common Units are listed or admitted to trading or (d) United States citizens or residents.

"***Estimated Maintenance Capital Expenditures***" means an estimate made in good faith by the Board of Directors (with the concurrence of the Conflicts Committee) of the average quarterly Maintenance Capital Expenditures that the Partnership will need to incur to maintain over the long term the operating capacity and asset base of the Partnership Group (including the Partnership's proportionate share of the average quarterly Maintenance Capital Expenditures of its Subsidiaries that are not wholly-owned) existing at the time the estimate is made. The Board of Directors (with the concurrence of the Conflicts Committee) will be permitted to make such estimate in any manner it determines reasonable. The estimate will be made at least annually and whenever an event occurs that is likely to result in a material adjustment to the amount of Maintenance Capital Expenditures on a long-term basis. The Partnership shall disclose to its Partners any change in the amount of Estimated Maintenance Capital Expenditures in its reports made in accordance with Section 8.3 to the extent not previously disclosed. Any adjustments to Estimated Maintenance Capital Expenditures shall be prospective only.

"***Event of Withdrawal***" has the meaning assigned to such term in Section 11.1(a).

"***Expansion Capital Expenditures***" means cash expenditures for Acquisitions or Capital Improvements. Expansion Capital Expenditures shall not include Maintenance Capital Expenditures or Investment Capital Expenditures. Expansion Capital Expenditures shall include interest payments (and related fees) on debt incurred and distributions on equity issued, in each case, to fund the construction of a Capital Improvement and paid in respect of the period beginning on the date that a Group Member enters into a binding obligation to commence construction of the Capital Improvement and ending on the earlier to occur of the date that such Capital Improvement Commences Commercial Service or the date that such Capital Improvement is abandoned or disposed of. Debt incurred or equity issued to fund any such construction period interest payments, or such construction period distributions on equity paid in respect of such period shall also be deemed to be debt incurred or equity issued, as the case may be, to fund the construction of a Capital Improvement, and the Incremental Incentive Distributions paid in respect of such newly issued equity shall be deemed to be distributions paid on equity issued to finance the construction of a Capital Improvement.

"***First Target Distribution***" means $0.388125 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on September 30, 2014, it means the product of $0.388125 multiplied by a fraction of which the numerator is the number of days in such period, and of which the denominator is the total number of days in the Quarter in which the Closing Date occurs), subject to adjustment in accordance with Section 5.10 and Section 6.4.

"***Fully Diluted Weighted Average Basis***" means, when calculating the number of Outstanding Units for any period, a basis that includes (a) the weighted average number of Outstanding Units plus (b) all Partnership Interests and options, rights, warrants and appreciation rights relating to an equity interest in the Partnership (i) that are convertible into or exercisable or exchangeable for Units or for which Units are issuable, in each case, that are senior to or *pari passu* with the Subordinated Units, (ii) whose conversion, exercise or exchange price is less than the Current Market Price on the date of such calculation, (iii) that may be converted into or exercised or exchanged for such Units prior to or during the Quarter immediately following the end of the period for which the calculation is being made without the satisfaction of any contingency beyond the control of the holder other than the payment of consideration and the compliance with administrative mechanics applicable to such conversion, exercise or exchange and (iv) that were not converted into or exercised or exchanged for such Units during the period for which the calculation is being made; *provided, however*, that for purposes of determining the number of Outstanding Units on a Fully Diluted Weighted Average Basis when calculating whether the Subordination Period has ended, such Partnership Interests, options, rights, warrants and appreciation rights shall be deemed to have been Outstanding Units only for the four Quarters that comprise the last four Quarters of the measurement period; and *provided, further*, that if consideration will be paid to any Group Member in connection with such conversion, exercise or exchange, the number of Units to be included in such calculation shall be that number equal to the difference between (y) the number of Units issuable upon such conversion, exercise or exchange and (z) the number of Units that such consideration would purchase at the Current Market Price.

"***General Partner***" means Höegh LNG GP LLC, a Marshall Islands limited liability company, and its successors and permitted assigns that are admitted to the Partnership as general partner of the Partnership, in its capacity as general partner of the Partnership (except as the context otherwise requires).

"***General Partner Interest***" means the non-economic ownership interest of the General Partner in the Partnership (in its capacity as a general partner and without reference to any Limited Partner Interest held by it), which includes any and all benefits to which the General Partner is entitled as provided in this Agreement, together with all obligations of the General Partner to comply with the terms and provisions of this Agreement.

"***Group***" means a Person that with or through any of its Affiliates or Associates has any agreement, arrangement, understanding or relationship for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent given to such Person in response to a proxy or consent solicitation made to 10 or more Persons), exercising investment power over or disposing of any Partnership Interests with any other Person that beneficially owns, or whose Affiliates or Associates beneficially own, directly or indirectly, Partnership Interests.

"***Group Member***" means a member of the Partnership Group.

"*Maintenance Capital Expenditures*" means cash expenditures (including expenditures for the addition or improvement to, or the replacement of, the capital assets owned by any Group Member or for the acquisition of existing, or the construction or development of new, capital assets) if such expenditure is made to maintain, including over the long term, the operating capacity and/or asset base of the Partnership Group. Maintenance Capital Expenditures shall not include Expansion Capital Expenditures or Investment Capital Expenditures. Maintenance Capital Expenditures shall include interest payments (and related fees) on debt incurred and distributions in respect of equity issued, in each case, to finance the construction or development of a replacement asset and paid in respect of the period beginning on the date that the Group Member enters into a binding obligation to commence constructing or developing a replacement asset and ending on the earlier to occur of the date that such replacement asset Commences Commercial Service or the date that such replacement asset is abandoned or disposed of. Debt incurred to pay or equity issued to fund the construction or development period interest payments, or such construction or development period distributions on equity shall also be deemed to be debt incurred or equity issued, as the case may be, to finance the construction or development of a replacement asset, and the Incremental Incentive Distributions paid in respect of such newly issued equity shall be deemed to be distributions paid on equity issued to finance the construction or development of a replacement asset.

"*Marshall Islands Act*" means the Limited Partnership Act of the Republic of the Marshall Islands, as amended, supplemented or restated from time to time, and any successor to such statute.

"*Merger Agreement*" has the meaning assigned to such term in Section 14.1.

"*Minimum Quarterly Distribution*" means $0.3375 per Unit per Quarter (or with respect to the period commencing on the Closing Date and ending on September 30, 2014, it means the product of $0.3375 multiplied by a fraction of which the numerator is the number of days in such period and of which the denominator is the total number of days in the Quarter in which the Closing Date occurs), subject to adjustment in accordance with Section 5.10 and Section 6.4.

"*National Securities Exchange*" means an exchange registered with the Commission under Section 6(a) of the Securities Exchange Act, supplemented or restated from time to time, and any successor to such statute.

"*Net Agreed Value*" means, (a) in the case of any Contributed Property, the Agreed Value of such property reduced by any liabilities either assumed by the Partnership upon such contribution or to which such property is subject when contributed, and (b) in the case of any property distributed to a Partner by the Partnership, the Agreed Value of such property, reduced by any indebtedness either assumed by such Partner upon such distribution or to which such property is subject at the time of distribution.

"*Notice of Election to Purchase*" has the meaning assigned to such term in Section 15.1(b).

"*Officers*" has the meaning assigned to such term in Section 7.8(a).

"*Omnibus Agreement*" means that Omnibus Agreement, dated as of the Closing Date, among the Partnership, the General Partner, the Operating Company and Höegh LNG.

"*Operating Company*" means Höegh LNG Partners Operating LLC, a Marshall Islands limited liability company, and any successors thereto.

"*Operating Expenditures*" means all Partnership Group cash expenditures (or the Partnership's proportionate share of expenditures in the case of Subsidiaries that are not wholly-owned), including taxes, employee and director compensation, reimbursements of expenses of the General Partner, repayment of Working Capital Borrowings, debt service payments, capital expenditures, payments made in the ordinary course of business under any Hedge Contracts (*provided*, (y) with respect to amounts paid in connection with the initial purchase of any Hedge Contract, such amounts shall be amortized over the life of the Hedge Contract and (z) that payments made in connection with the termination of any Hedge Contract prior to the expiration of its stipulated settlement or termination date shall be included in Operating Expenditures in equal quarterly installments over the remaining scheduled life of such Hedge Contract), subject to the following:

(a) deemed repayments of Working Capital Borrowings deducted from Operating Surplus pursuant to clause (b)(iii) of the definition of Operating Surplus shall not constitute Operating Expenditures when actually repaid;

(b) payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness other than Working Capital Borrowings shall not constitute Operating Expenditures; and

(c) Operating Expenditures shall not include any of (i) Expansion Capital Expenditures, Investment Capital Expenditures or actual Maintenance Capital Expenditures, but shall include Estimated Maintenance Capital Expenditures, (ii) payment of transaction expenses (including taxes) relating to Interim Capital Transactions or (iii) distributions to Partners,

where capital expenditures consist of both (y) Maintenance Capital Expenditures and (z) Expansion Capital Expenditures and/or Investment Capital Expenditures, the Board of Directors shall determine the allocation between the amounts paid for each.

"*Operating Surplus*" means, with respect to any period ending prior to the Liquidation Date, on a cumulative basis and without duplication:

(a) the sum of (i) $25.0 million, (ii) all cash receipts of the Partnership Group (or the Partnership's proportionate share of cash receipts in the case of Subsidiaries that are not wholly-owned) for the period beginning on the Closing Date and ending on the last day of such period, other than cash receipts from Interim Capital Transactions (excluding return on capital from Investment Capital Expenditures); *provided*, that cash receipts from the termination of a Hedge Contract prior to its specified termination date shall be included in Operating Surplus in equal quarterly installments over the remaining scheduled life of such Hedge Contract, (iii) all cash receipts of the Partnership Group (or the Partnership's proportionate share of cash receipts in the case of Subsidiaries that are not wholly-owned) after the end of such period but on or before the date of determination of Operating Surplus with respect to such period resulting from Working Capital Borrowings and (iv) the amount of cash distributions paid on equity issued (including Incremental Incentive Distributions) in connection with the construction of a Capital Improvement or replacement of a capital asset and paid in respect of the period beginning on the date that the Group Member enters into a binding obligation to commence the construction of such Capital Improvement or replacement of such capital asset and ending on the earlier to occur of the date that such Capital Improvement or replacement capital asset Commences Commercial Service or the date that it is abandoned or disposed of (equity issued to fund the construction period interest payments on debt incurred (including periodic net payments under related Hedge Contracts), or construction period distributions on equity issued (including Incremental Incentive Distributions), to finance the construction of a Capital Improvement or replacement of a capital asset shall also be deemed to be equity issued to finance the construction of a Capital Improvement or replacement of such capital asset for purposes of this clause (iv)), less

(b) the sum of (i) Operating Expenditures for the period beginning immediately after the Closing Date and ending on the last day of such period, (ii) the amount of cash reserves (or the Partnership's proportionate share of cash reserves in the case of Subsidiaries that are not wholly-owned) established by the Board of Directors to provide funds for future Operating Expenditures, (iii) all Working Capital Borrowings not repaid within 12 months after having been incurred and (iv) any cash loss realized on disposition of an Investment Capital Expenditure; *provided, however*, that disbursements made (including contributions to a Group Member or disbursements on behalf of a Group Member), cash received or cash reserves established, increased or reduced after the end of such period but on or before

Outstanding Units, and (b) as to the holders of other Partnership Interests issued by the Partnership in accordance with Section 5.4, the percentage established as a part of such issuance. The Percentage Interest with respect to an Incentive Distribution Right shall at all times be zero.

"Person" means an individual or a corporation, firm, limited liability company, partnership, joint venture, trust, unincorporated organization, association, governmental agency or political subdivision thereof or other entity.

"Plan of Conversion" has the meaning assigned to such term in Section 14.1.

"Pro Rata" means (a) when used with respect to Units or any class thereof, apportioned equally among all designated Units in accordance with their relative Percentage Interests, (b) when used with respect to Partners or Record Holders, apportioned among all Partners or Record Holders in accordance with their relative Percentage Interests and (c) when used with respect to holders of Incentive Distribution Rights, apportioned equally among all holders of Incentive Distribution Rights in accordance with the relative number or percentage of Incentive Distribution Rights held by each such holder.

"Purchase Date" means the date determined by the General Partner as the date for purchase of all Outstanding Limited Partner Interests of a certain class (other than Limited Partner Interests owned by the General Partner and its Affiliates) pursuant to Article XV.

"Quarter" means, unless the context requires otherwise, a fiscal quarter, or, with respect to the first fiscal quarter including the Closing Date, the portion of such fiscal quarter after the Closing Date, of the Partnership.

"Record Date" means the date established by the Board of Directors or otherwise in accordance with this Agreement for determining (a) the identity of the Record Holders entitled to notice of, or to vote at, any meeting of Limited Partners or entitled to vote by ballot or give approval of Partnership action in writing without a meeting or entitled to exercise rights in respect of any lawful action of Limited Partners or (b) the identity of Record Holders entitled to receive any report or distribution or to participate in any offer.

"Record Holder" means (a) the Person in whose name a Common Unit is registered on the books of the Transfer Agent as of the closing of business on a particular Business Day, or (b) with respect to other Partnership Interests, the Person in whose name any such other Partnership Interest is registered on the books that the Board of Directors has caused to be kept as of the closing of business on such Business Day (which books may be kept, at the Board of Directors' option, by the Transfer Agent).

"Registration Statement" means the Partnership's Registration Statement on Form F-1 (Registration No. 333-[   ]) as it has been or as it may be amended or supplemented from time to time, filed by the Partnership with the Commission under the Securities Act to register the offering and sale of the Common Units in the Initial Offering.

"*Reset MQD*" has the meaning set forth in Section 5.10(e).

"*Reset Notice*" has the meaning set forth in Section 5.10(b).

"Second Target Distribution" means $0.421875 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on September 30, 2014, it means the product of $0.421875 multiplied by a fraction of which the numerator is equal to the number of days in such period and of which the denominator is the total number of days in the Quarter in which the Closing Date occurs), subject to adjustment in accordance with Section 5.10 and Section 6.4.

"Securities Act" means the Securities Act of 1933, as amended, supplemented or restated from time to time and any successor to such statute.

date of investment in such other Person, and (D) such other Person is formed and maintained for the sole purpose of owning or leasing, operating and chartering vessels or liquefied natural gas infrastructure assets. For the avoidance of doubt, SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd. shall be deemed to be Subsidiaries.

"*Surviving Business Entity*" has the meaning assigned to such term in Section 14.2(b)(ii).

"*Third Target Distribution*" means $0.50625 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on September 30, 2014, it means the product of $0.50625 multiplied by a fraction of which the numerator is equal to the number of days in such period and of which the denominator is the total number of days in the Quarter in which the Closing Date occurs), subject to adjustment in accordance with Section 5.10 and Section 6.4.

"*Trading Day*" means, for the purpose of determining the Current Market Price of any class of Limited Partner Interests, a day on which the principal National Securities Exchange on which such class of Limited Partner Interests is listed or admitted for trading is open for the transaction of business or, if Limited Partner Interests of a class are not listed on any National Securities Exchange, a day on which banking institutions in New York City generally are open.

"*transfer*" or "*transfers*" has the meaning assigned to such term in Section 4.4(a).

"*Transfer Agent*" means such bank, trust company or other Person (including the General Partner or one of its Affiliates) as shall be appointed from time to time by the Partnership to act as registrar and transfer agent for the Common Units; *provided*, *however*, that if no Transfer Agent is specifically designated for any other Partnership Interests, the Partnership shall act in such capacity.

"*Underwriter*" means each Person named as an underwriter in Schedule I to the Underwriting Agreement who purchases Common Units pursuant thereto.

"*Underwriting Agreement*" means the Underwriting Agreement, dated [   ], 2014, among the Underwriters, the Partnership, the General Partner, the Operating Company and Höegh LNG, providing for the purchase of Common Units from the Partnership by such Underwriters in connection with the Initial Offering.

"*Unit*" means a Partnership Interest that is designated as a "*Unit*" and shall include Common Units and Subordinated Units, but shall not include (a) the General Partner Interest or (b) the Incentive Distribution Rights.

"*Unitholders*" means the holders of Units.

"*Unit Majority*" means (a) during the Subordination Period, at least (i) a majority of the Outstanding Common Units (excluding Common Units owned by the General Partner and its Affiliates) voting as a single class and (ii) a majority of the Outstanding Subordinated Units, voting as a single class, and (b) after the end of the Subordination Period, at least a majority of the Outstanding Common Units, voting as a single class.

"*Unit Register*" means the register of the Partnership for the registration and transfer of Limited Partnership Interests as provided in Section 4.5.

"*Unrecovered Capital*" means at any time, with respect to a Unit, the Initial Unit Price less the sum of all distributions constituting Capital Surplus theretofore made in respect of an Initial Common Unit and any distributions of cash (or the Net Agreed Value of any distributions in kind) in connection with the dissolution and liquidation of the Partnership theretofore made in respect of an Initial Common Unit, adjusted as the Board of Directors determines to be appropriate to give effect to any distribution, subdivision or combination of such Units.

regulations of the Commission, any state securities commission or any other governmental authority with jurisdiction over such transfer or (ii) terminate the existence or qualification of the Partnership or any Group Member under the laws of the jurisdiction of its formation.

(b) Nothing contained in this Article IV, or elsewhere in this Agreement, shall preclude the settlement of any transactions involving Partnership Interests entered into through the facilities of any National Securities Exchange on which such Partnership Interests are listed or admitted to trading.

ARTICLE V
CAPITAL CONTRIBUTIONS AND ISSUANCE OF PARTNERSHIP INTERESTS

Section 5.1 *Contributions Prior to the Closing Date*. In connection with the formation of the Partnership under the Marshall Islands Act, the General Partner was admitted as the General Partner of the Partnership and the Organizational Limited Partner made an initial Capital Contribution in the amount of $1,000 in exchange for a Limited Partner Interest equal to a 100% Percentage Interest and was admitted as a Limited Partner of the Partnership. As of the Closing Date, and effective with the admission of another Limited Partner to the Partnership, the interests of the Organizational Limited Partner will be redeemed as provided in the Contribution Agreement and the initial Capital Contribution of the Organizational Limited Partner will be refunded.

Section 5.2 *Initial Unit Issuances; Tax Election*.

(a) On the Closing Date, pursuant to the Contribution Agreement, (i) Höegh LNG will sell, assign and transfer to the Partnership 100% of the equity interests in the Operating Company and Höegh LNG's rights and obligations pursuant to the SRV Promissory Note and the Hoegh Lampung Promissory Note (each as defined in the Contribution Agreement), in exchange for (A) 13,156,060 Subordinated Units and 2,116,060 Common Units, (B) all of the Incentive Distribution Rights and (C) the right to receive the Deferred Issuance and Distribution and (ii) the General Partner will continue to own the General Partner Interest.

(b) On the Closing Date and pursuant to the Underwriting Agreement, each Underwriter shall pay cash to the Partnership in exchange for the issuance by the Partnership of Common Units to each Underwriter, all as set forth in the Underwriting Agreement.

(c) Upon the exercise, if any, of the Over-Allotment Option, each Underwriter shall pay cash to the Partnership in exchange for the issuance by the Partnership of Common Units to each Underwriter, all as set forth in the Underwriting Agreement.

(d) Effective on or before the Closing Date, the Partnership shall elect to be treated as an association taxable as a corporation solely for U.S. federal income tax purposes.

Section 5.3 *Interest and Withdrawal*. No interest shall be paid by the Partnership on Capital Contributions. No Partner shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon dissolution of the Partnership may be considered and permitted as such by law and then only to the extent provided for in this Agreement. Except to the extent expressly provided in this Agreement, no Partner shall have priority over any other Partner either as to the return of Capital Contributions or as to profits, losses or distributions.

Section 5.4 *Issuances of Additional Partnership Interests*.

(a) The Partnership may issue additional Partnership Interests and options, rights, warrants and appreciation rights relating to the Partnership Interests for any Partnership purpose at any time and from time to time to such Persons for such consideration and on such terms and conditions as the Board of Directors shall determine, all without the approval of any Partners.



Höegh LNG Partners LP

9,600,000 Common Units
Representing Limited Partner Interests

HÖEGH LNG PARTNERS LP

PRELIMINARY PROSPECTUS

, 2014

Citigroup
BofA Merrill Lynch
Morgan Stanley
Barclays
UBS Investment Bank

Until , 2014 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common units, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.